Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-299849

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated November 5, 2026

New Issue	November 5, 2026

CAMECO CORPORATION

Up to US$ 1,000,000,000

Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Cameco Corporation (“Cameco”, “us”, “we” or the “Company”), together with the short form base shelf prospectus dated November 5, 2026 (as amended or supplemented, the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of common shares of the Company (“Common Shares”) having an aggregate sale price of up to US$1,000,000,000 (the “Offered Shares”) (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold). See “Plan of Distribution (Conflicts of Interest)”.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “CCO” and on the New York Stock Exchange (the “NYSE”) under the trading symbol “CCJ”. On November 4, 2026, the last trading day prior to the date of this Prospectus Supplement on each of the TSX and the NYSE, respectively, the closing price of the Common Shares was $100.07 and US$71.68. The TSX has conditionally approved the listing of the Offered Shares subject to the Company fulfilling all of the requirements of the TSX. We have applied to list the Offered Shares for trading on the NYSE, and the listing of such Offered Shares on the NYSE will be subject to our fulfillment of all of the listing requirements of the NYSE.

The Company has entered into an equity distribution agreement dated November 5, 2026 (the “Distribution Agreement”), with TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. (collectively, the “Canadian Agents”), and TD Securities (USA) LLC, CIBC World Markets Corp., and Scotia Capital (USA) Inc. (collectively, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”), pursuant to which the Company may issue and sell from time to time through the Agents, as agents, Offered Shares in each of the provinces and territories of Canada and in the United States of America (the “U.S.” or the “United States”), pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made: (i) in privately negotiated transactions with our consent and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; (iii) by the Agents directly on the TSX, the NYSE or any other trading market for the Offered Shares in Canada or the United States; or (iv) by any other method permitted by law. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, the prices at which Offered Shares are sold may vary as between purchasers and during the period of any distribution. The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the Offering amount set out above, or none at all. See “Plan of Distribution (Conflicts of Interest)”.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The

Company’s financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies. The Offering is being made concurrently in the United States under the terms of the Company’s Registration Statement on Form F-10 (File No. 333-299849) (the “U.S. Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The Company will pay the Agents compensation for their services as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement of up to 2% of the gross sales price per Offered Share sold (the “Commission”). The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. See “Plan of Distribution (Conflicts of Interest)” for a description of compensation payable to the Agents. The Company will use the net proceeds from the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and under Canadian securities laws.

Each of the Agents is an affiliate of banks or financial institutions that are members of one or more syndicates of lenders that have made credit facilities or commitments for credit facilities available to the Company. Accordingly, in connection with the Offering and pursuant to applicable securities legislation, we may be considered a “connected issuer” with each of the Agents for the purposes of securities regulations in certain provinces and territories of Canada. See “Plan of Distribution (Conflicts of Interest)” and “Relationship Between the Company and Certain of the Agents”.

No Agent, and no person acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

The Company’s articles of incorporation (“Articles”) contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Risk Factors” in this Prospectus Supplement and “Description of Share Capital – Restrictions on Ownership and Voting” in the Shelf Prospectus.

An investment in the Offered Shares involves significant risks. Investors should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page S-8, the “Risk Factors” section in the Shelf Prospectus on Page 27 and in the documents incorporated by reference herein and therein.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences in the United States, Canada or elsewhere, depending on each particular investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the Agents or experts named in this Prospectus Supplement may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Certain Civil Liabilities”.

One of our directors and one of our experts named in this Prospectus Supplement reside outside of Canada. See “Enforcement of Judgments Against Foreign Persons”.

Cameco’s head office and registered office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

PROSPECTUS SUPPLEMENT TABLE OF CONTENTS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, references to “Cameco”, the “Company”, “we”, “us” and “our” refer to Cameco Corporation and/or, as applicable, one or more or all of its subsidiaries. In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References in this Prospectus Supplement to “$”, “C$” and “dollars” are to Canadian dollars and references to “US$” are to U.S. dollars, in each case unless otherwise stated.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and supplements information contained in the Shelf Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part is the Shelf Prospectus which provides more general information. This Prospectus Supplement and the Shelf Prospectus are together referred to as the “Prospectus”. Other documents are incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Shelf Prospectus. See “Documents Incorporated by Reference”.

Cameco filed the Shelf Prospectus with the securities commissions in all provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Shelf Prospectus in accordance with NI 44-102. In accordance with Part 9B.5(1) of NI 44-102, a receipt for the Shelf Prospectus is deemed to have been issued by the commissions in the Canadian Qualifying Jurisdictions at the time the Shelf Prospectus was filed in Canada.

The Shelf Prospectus also forms part of the U.S. Registration Statement that the Company filed with the SEC under the U.S. Securities Act utilizing the MJDS. The U.S. Registration Statement became effective under the U.S. Securities Act on November 5, 2026 (SEC File No. 333-299849). The U.S. Registration Statement includes the Shelf Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by the Company with the SEC in accordance with the instructions to Form F-10.

Neither the Company nor any of the Agents has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Company is not, and the Agents are not, making an offer in respect of the Offered Shares in any jurisdiction where such offer is not permitted by law.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement or the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, as applicable, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC. Copies of this Prospectus and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200); Attention: Corporate Secretary.

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the reporting requirements of the U.S. Exchange Act, and in accordance with the U.S. Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the MJDS, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act and the rules promulgated thereunder. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

You may read any document we file with the securities commissions and other authorities of the provinces and territories of Canada through SEDAR+ and any document we file with or furnish to the SEC at the SEC’s website at www.sec.gov.

We have filed with the SEC under the U.S. Securities Act the U.S. Registration Statement, which registers the offer and sale of our securities, including the Offered Shares. This Prospectus does not contain all of the information set forth in such U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement as permitted or required by the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the U.S. Registration Statement is available on the SEC’s website at www.sec.gov.

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein, including certain information about Cameco’s business outlook, objectives, strategies, plans, strategic priorities and results of operations, as well as other statements which are not current statements or historical facts, constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “predict”, “outlook”, “goal”, “target”, “forecast”, “project”, “scheduled”, “proposed”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

Examples of forward-looking information and statements in this Prospectus Supplement include, but are not limited to: the Company’s anticipated offering of Offered Shares under the Offering on the terms and conditions described herein; the aggregate amount of the proceeds that we may receive pursuant to the Offering and our expectations with respect to the use of such proceeds including the potential repayment of indebtedness owing to certain of the Agents or their affiliates; our strategy, including investment in the nuclear fuel value chain; the expectation of the Board to continue to declare annual cash dividends; and the Company’s expectations with respect to its treatment as a PFIC (as defined herein) in the current taxable year or future taxable years. In addition to this cautionary statement, with respect to forward-looking statements contained in the documents incorporated by reference in this Prospectus, prospective purchasers should refer to “Caution about forward-looking information” and “Caution about forward-looking information relating to our CRA tax dispute” in the AIF (as defined herein), “Caution about forward-looking information” in the Annual MD&A (as defined herein), “Caution about forward-looking information” and the footnotes on pages 1, 51, 64 and 85 of the Proxy Circular (as defined herein) and “Caution about forward-looking information” in the Q3 MD&A (as defined herein), as well as to the forward-looking information and statements cautionary sections of any documents incorporated by reference in this Prospectus that are filed after the date hereof.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Cameco’s expectations expressed in or implied by such forward-looking statements and that Cameco’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Cameco cautions you against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated herein and therein by reference, for the purpose of assisting investors and others in understanding Cameco’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Cameco’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated herein and therein by reference, are disclosed in the sections entitled “Risk Factors” herein, “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” starting on pages 5, 111 and 114 of the AIF, respectively, “Material risks” and “Material risks that could cause actual results to differ materially” starting on pages 4 and 43 of the Annual MD&A, respectively; and “Material risks” starting on page 3 of the Q3 MD&A, as such disclosure shall be updated from time to time in Cameco’s continuous disclosure documents incorporated by reference herein.

Readers are cautioned that the risks referred to above are not the only ones that could affect Cameco. Additional risks and uncertainties not currently known to Cameco or that Cameco currently deems to be immaterial may also have a material adverse effect on Cameco’s financial position, financial performance, cash flows, business operations or reputation.

Forward-looking statements made in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated herein and therein by reference, are based on a number of assumptions that Cameco believed were reasonable at the time it made each forward-looking statement. Refer in particular, but without limitation, to the sections entitled “Material assumptions” and “Assumptions” starting on pages 7 and 111 of the AIF, respectively, “Material assumptions” starting on page 5 of the Annual MD&A, and “Material assumptions” starting on page 5 of the Q3 MD&A for a discussion of certain assumptions that Cameco has made in preparing forward-looking statements included or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. The foregoing assumptions, although considered reasonable by Cameco on the day it made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking information and statements are not guarantees of future performance. Cameco cannot assure investors that actual results will be consistent with the forward-looking information and statements. Accordingly, investors should not place undue reliance on forward-looking information and statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this Prospectus Supplement and the Shelf Prospectus, as well as any risk factors disclosed in the documents incorporated by reference herein and therein, as further described above.

The forward-looking information and statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein represent our views as of the date of such documents and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we specifically disclaim any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting our security holders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

NOTICE TO U.S. INVESTORS REGARDING MINERAL RESERVES AND RESOURCES

This Prospectus Supplement and the Shelf Prospectus, and the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus Supplement and the Shelf Prospectus have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a foreign private issuer that files its Annual Report on Form 40-F with the SEC pursuant to the MJDS, the Company is not required to prepare disclosure on its mineral projects under Regulation S-K 1300 (as defined herein) and instead prepares such disclosure in accordance with NI 43-101 and the CIM Definition Standards.

The SEC has adopted mining disclosure rules under Item 1300 of Regulation S-K promulgated under the U.S. Securities Act (“Regulation S-K 1300”). Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Readers are also cautioned that while the SEC will now recognize mineral resource estimates, readers should not assume that all or any part of the mineralization that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined economically or legally. Therefore, readers are also cautioned not to assume that all or any part of “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of

“inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement, all references to “$”, “C$” and “dollars” refer to Canadian dollars, unless otherwise stated. References to “US$” in this Prospectus Supplement refer to U.S. dollars.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, of one U.S. dollar in exchange for Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.

	Nine months ended September 30,		Years ended December 31,
	2026	2025	2025	2024	2023
High	1.4234	1.4603	1.4603	1.4416	1.3875
Low	1.3515	1.3558	1.3558	1.3316	1.3128
Average for the Period(1)	1.3851	1.4002	1.3977	1.3725	1.3485
End of Period	1.4188	1.3921	1.3706	1.4389	1.3226

(1)	The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

On November 4, 2026, the closing exchange rate for one U.S. dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$1.3961.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the Corporate Secretary of Cameco, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically under the profile of the Company at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

The following documents filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Annual Information Form of Cameco for the year ended December 31, 2025, dated March 19, 2026 (the “AIF”);

(b)

Audited consolidated financial statements of Cameco (the “Consolidated Financial Statements”) as at and for the years ended December 31, 2025 and 2024, and related notes thereto, together with the related management’s report on internal control over financial reporting, and the reports of the independent registered public accounting firm thereon;

(c)	Management’s discussion and analysis of Cameco in respect of the Consolidated Financial Statements (the “Annual MD&A”);

(d)

Unaudited interim consolidated financial statements of Cameco (the “Unaudited Financial Statements”) as at and for the three- and nine-month periods ended September 30, 2026 and 2025, and related notes thereto;

(e)	Management’s discussion and analysis of Cameco in respect of the Unaudited Financial Statements (the “Q3 MD&A”); and

(f)	Management Proxy Circular of Cameco dated April 2, 2026 prepared in connection with the Annual Meeting of Shareholders held on May 7, 2026 (the “Proxy Circular”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions, if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or the Offering is terminated shall be deemed to be incorporated by reference in this Prospectus. In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus only for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act subsequent to the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or the Offering is terminated, that document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. Furthermore, we may incorporate by reference into the U.S. Registration Statement of which this Prospectus Supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus, or in any document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form being filed by the Company and, where required, accepted by the applicable Canadian securities regulatory authorities prior to the termination of the Offering, and filed with the SEC, the previous annual information form, any material change reports filed by the Company prior to the end of the financial year of the Company in respect of which the new annual information form is filed, any business acquisition reports filed by the Company for acquisitions completed prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed, and any information circulars filed by the Company prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus) shall be deemed no longer to be incorporated into this Prospectus for purposes of the Offering. Upon new audited annual financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities regulatory authorities, and with the SEC, prior to the termination of the Offering, the previous annual financial statements and accompanying management’s discussion and analysis and the previous interim financial statements and accompanying management’s discussion and analysis most recently filed shall be deemed no longer to be incorporated into this Prospectus for purposes of the Offering. Upon new interim financial statements and accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions, and with the SEC, prior to the termination of the Offering, the previous interim financial statements and accompanying management’s discussion and analysis most recently filed prior to such new interim financial statements and accompanying management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of the Offering. Upon a new management proxy circular in respect of an annual meeting of shareholders being filed by the Company with the applicable Canadian securities regulatory authorities, and filed with or furnished to the SEC, prior to the termination of the Offering, the previously-filed management proxy circular in respect of an annual meeting of shareholders shall be deemed no longer to be incorporated into this Prospectus for purposes of the Offering.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of Cameco incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with IFRS.

THE COMPANY

Our operations and investments span the nuclear fuel and reactor life cycles, from exploration and mining, to conversion, enrichment and fuel manufacturing, to plant maintenance and new reactor engineering and design. We have controlling ownership of the world’s largest high-grade uranium mineral reserves, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Our uranium production capacity is among the world’s largest and in 2025, our tier-one production accounted for approximately 15% of estimated world uranium production. We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services, including control of about 18% of world primary conversion capacity. Utilities around the world use our products to generate zero-carbon nuclear electricity.

Our Articles contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Risk Factors” in this Prospectus Supplement and “Description of Share Capital – Restrictions on Ownership and Voting” in the Shelf Prospectus.

Further particulars with respect to the Company’s business operations and ownership restrictions are contained under the headings “Our business”, “Operations, projects and investments” and “Investor information – Share capital – Ownership and voting restrictions” in the AIF and in the other documents incorporated herein by reference.

The Company’s registered and principal office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

RISK FACTORS

An investment in the Offered Shares involves significant risks. Before purchasing the Offered Shares, prospective investors should carefully consider the risks described below and discussed in the section entitled “Risk Factors” in the Shelf Prospectus, as well as the risks described in the sections entitled “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” in the AIF, “Material risks” and “Material risks that could cause actual results to differ materially” in the Annual MD&A, and “Material risks” in the Q3 MD&A, which documents are incorporated by reference in this Prospectus Supplement and the Shelf Prospectus in their entirety, together with the other information in this Prospectus Supplement and the Shelf Prospectus and the information and documents incorporated by reference herein and therein. Any of these risks, as well as additional risks not currently known to us or that we currently deem immaterial, may adversely affect our business, financial condition, results of operations, and prospects, resulting in a decline in the trading price of our Common Shares and loss of all or part of your investment.

The market price of the Common Shares has been and may continue to be volatile and an investment in Offered Shares may decline in value.

The market price of our Common Shares could be subject to fluctuations in response to, among other things, the risk factors described herein and other factors beyond the Company’s control. In addition, the stock market has experienced, and is likely to continue to experience, significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of publicly traded companies. This market volatility, as well as general economic, market or political conditions, could affect the market price of our Common Shares, regardless of the Company’s actual operating performance, and the value of the Offered Shares could decline below the price paid for such shares.

Historically, when the market price of a stock has been volatile, shareholders are more likely to institute securities and derivative class action litigation against the issuer of such stock. Any such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Actual operating results may differ significantly from our projections.

From time to time, we release guidance or disclose projections (including estimates) regarding our future performance, including information set forth in or incorporated by reference into this Prospectus. This data, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, a number of assumptions including the factors described under “Note Regarding Forward-Looking Information and Statements” in this Prospectus Supplement and similar and other disclosures in our current and periodic reports filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC. Although projections and guidance may be presented with numerical specificity, they are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Any outcomes we present as ranges are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the estimated ranges.

Projections and guidance are necessarily speculative in nature, and it can be expected that some or all of the underlying assumptions will not materialize or will vary significantly from actual results. Accordingly, our projections and guidance are only estimates of what management believes was realizable as of the date the statements were made. Any failure to successfully implement our operating strategy or the occurrence of any of the risks or uncertainties set forth in this Prospectus could result in actual results being different than the projections or guidance, and such differences may be adverse and material.

There is no certainty regarding the net proceeds to the Company under the Offering.

There is no certainty that gross proceeds of US$1,000,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total Offering amount or nothing at all.

The Company’s management will have broad discretion in the uses of the net proceeds from the Offering.

The Company cannot specify with certainty the particular uses of the net proceeds it will receive from the Offering. The Company’s management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. Accordingly, an investor in the Common Shares will have to rely upon the judgment of the Company’s management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. The Company’s management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in the Company’s best interest to do so and may spend a portion or all of the net proceeds from the Offering in ways that the Company’s shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser’s investment. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on the Company’s business results of operations or financial condition. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Future sales (or the perception of future sales) of the Company’s securities by existing shareholders or by the Company could cause the market price of Common Shares to drop significantly, even if its business is doing well.

The Company may issue additional securities to finance future activities outside of the Offering. Sales of a substantial number of Common Shares in the public market by existing shareholders or by the Company could occur at any time. These sales, or the perception in the market that the holders of a large number of Common Shares or securities convertible into Common Shares intend to sell such securities, or that the Company intends to sell Common Shares or securities convertible into Common Shares, could reduce the market price of Common Shares.

Further, the Company cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for Common Shares.

The Offered Shares will be sold in “at-the-market” offerings, and investors who buy Common Shares at different times will likely pay different prices.

Investors who purchase Offered Shares at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Common Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of share sales made at prices lower than the prices they paid. Moreover, if the prevailing market price for the Common Shares declines, then the Company will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.

Return on Common Shares is not guaranteed.

There is no guarantee that the Common Shares will earn any positive return in the short term or long term. A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Dividends on the Common Shares are not guaranteed, and, consequently, purchasers in the Offering may never receive a return on their investment.

It is the expectation of Cameco’s board of directors (the “Board”) to continue to declare annual cash dividends following the date of this Prospectus Supplement. However, the amount and timing of the payment of any future dividends are not guaranteed and are subject to the discretion of the Board. Any future determination to pay dividends on our securities will be at the discretion of the Board and will be based at such time on our cash flow, financial position, results of operations, strategy and other relevant factors including alignment with the cyclical nature of our earnings and will depend on, among other things, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. If dividends do not continue to be declared, our shareholders will not be able to receive regular returns on their Common Shares unless they sell such Common Shares for a price greater than their acquisition price, and such appreciation may never occur.

There are limits on the holdings of Common Shares by residents and non-residents of Canada.

No resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes that may ordinarily be cast to elect our directors. Similarly, no non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect our directors. Further, the votes attaching to our securities held, beneficially owned or controlled, directly or indirectly, by all non-residents of Canada together, and cast at any meeting of our shareholders, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total number of votes cast by the shareholders at that meeting. We limit the counting of votes cast by non-residents of Canada at our annual shareholder meeting to abide by this restriction, which has resulted in non-residents of Canada receiving less than one vote per share.

Our Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities, requiring the sale or disposition of Cameco shares, and suspension of all remaining shareholders’ rights.

As a “foreign private issuer”, we are exempt from a number of rules under U.S. securities laws, as well as NYSE rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of our Common Shares and may make our Common Shares less attractive to investors.

As a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under the MJDS, to prepare our disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between the Company’s corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, the Company is exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. Furthermore, its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should also not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. For example, we are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

As the Company is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Company is governed by the Canada Business Corporations Act with its principal place of business in Canada. Most of the Company’s directors and officers are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. However, investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. See “Enforcement of Certain Civil Liabilities”. Similarly, some of the Company’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces or territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

If we are a “passive foreign investment company” for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to U.S. investors.

We believe we were not classified as a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2025, and we do not expect to be treated as a PFIC in the current taxable year or future taxable years. The determination of our PFIC status is made annually based on the factual tests described below. Consequently, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations”) holds Common Shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capitalization of the Company, on a consolidated basis, since the date of the Unaudited Financial Statements as at and for the three- and nine-month periods ended September 30, 2026 and 2025, which are incorporated by reference in this Prospectus Supplement. As a result of the Offering, the shareholders’ equity of the Company will increase by the amount of the net proceeds of the Offering, if any, and the number of issued and outstanding Common Shares will increase by the number of Common Shares distributed under the Offering, if any.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the Commission, the expenses of the distribution and any transaction or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales. The proceeds the Company receives from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. There is no minimum amount of funds that must be raised under the Offering.

Any net proceeds from the Offering are expected to be used to fund development opportunities, future acquisitions, repayment of indebtedness, and/or other general corporate purposes. We may invest funds that we do not immediately require in short-term marketable investment grade securities.

We intend to apply the net proceeds of the Offering, if any, as stated above; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. Accordingly, our management will have broad discretion with respect to the use of the net proceeds from the sale of the Offered Shares, if any, as well as the timing of their expenditure. See “Risk Factors”.

We may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement. See “Risk Factors”.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Company has entered into the Distribution Agreement with the Agents, as agents, pursuant to which the Company may issue and sell from time to time, through the Agents, Offered Shares having an aggregate sale price of up to US$1,000,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L. of Form F-10 under the U.S. Securities Act, supplementing the U.S. Registration Statement with the SEC under the U.S. Securities Act. Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 including sales made: (i) in privately negotiated transactions with our consent and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; (iii) by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States; or (iv) by any method permitted by law. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States or otherwise, or if any Offered Shares will be sold at all.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the Offering amount set out above, or none at all. The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States. Sales of Offered Shares on marketplaces in the United States may also be made through affiliates of TD Securities (USA) LLC, and TD Securities (USA) LLC may fulfill its obligations pursuant to the Distribution Agreement through an affiliated broker-dealer.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent. The Company will identify in the placement notice which Agent will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Under the Distribution Agreement, no Agent has any obligation to purchase as principal for its own account any Offered Shares that the Company proposes to sell pursuant to any placement notice delivered by the Company to the applicable Agent. If the Company sells the Offered Shares to one or more of the Agents as principal, the Company will enter into a separate agreement with such Agent or Agents and will describe that agreement in a separate prospectus supplement or free writing prospectus.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and each Agent with respect to itself has the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2% of the gross sales price per Offered Share sold. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of such Offered Shares.

The applicable Agent will provide written confirmation to the Company no later than the opening of the trading day immediately following the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day, (ii) the average price of the Offered Shares sold on such day, (iii) the gross proceeds, (iv) the Commission payable by the Company to such Agent with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the aggregate gross proceeds, aggregate Commission paid or payable and aggregate net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, for any annual and interim period in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the first trading day on the applicable exchange following the trading date on which any sales were made in return for payment of the gross proceeds net of the Commission to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Company and the Agents may agree.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and the U.S. Exchange Act and under Canadian securities laws. In addition, the Company has agreed to pay certain reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. No Agent, and no person acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the Offering of the Offered Shares. The Company may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents. While it is not the Company’s current intention, a portion of such indebtedness may be reduced or repaid with the net proceeds of the Offering. See “Use of Proceeds” and “Relationship Between the Company and Certain of the Agents”. As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

The total expenses that the Company incurred related to the commencement of the Offering, excluding the Commission payable to the Agents under the Distribution Agreement, were approximately US$1.1 million.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) December 5, 2029, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

This summary of certain provisions of the Distribution Agreement does not purport to be a complete statement of its terms and conditions and is subject to, and is qualified in its entirety by reference to, the provisions of the Distribution Agreement. A copy of the Distribution Agreement is filed under the Company’s profile on SEDAR+ and furnished as an exhibit to a Current Report on Form 6-K under the U.S. Exchange Act.

The TSX has conditionally approved the listing of the Offered Shares subject to the Company fulfilling all of the requirements of the TSX. We have applied to list the Offered Shares for trading on the NYSE, and the listing of such Offered Shares on the NYSE will be subject to our fulfillment of all of the listing requirements of the NYSE.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN OF THE AGENTS

Each of the Agents is an affiliate of banks or financial institutions that are members of one or more syndicates of lenders that have made credit facilities or commitments for credit facilities available to the Company. As a result, the Company may be considered a “connected issuer” to the Agents for purposes of Canadian securities laws. The Company is not in default of its obligations to the lenders under the various facilities and the lenders have not waived any breach of the applicable agreement since it was entered into. As at September 30, 2026, the Company had nil drawn under its revolving credit facility. The determination of the terms and conditions of the Offering was made through negotiations among the Agents and the Company without the involvement of the lenders. The Agents will derive no benefit from the Offering other than their fees described under “Plan of Distribution (Conflicts of Interest)”.

Certain of the Agents or their affiliates have in the past provided, and may in the future provide, various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they have received or may in the future receive customary fees. To the extent required by Regulation M under the U.S. Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

TRADING PRICE AND VOLUME

The following table sets forth the respective high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the preceding 12-month period.

	TSX			NYSE
	High $	Low $	Volume	High US$	Low US$	Volume
2025
November	145.74	109.89	23,244,300	103.65	77.70	92,120,100
December	133.00	116.27	20,021,600	96.57	84.29	68,368,700
2026
January	182.72	127.32	25,339,600	135.24	92.82	96,660,000
February	174.72	147.60	19,205,000	128.15	107.92	80,203,200
March	172.25	137.41	23,239,500	126.13	100.11	83,446,000
April	179.25	147.75	17,518,800	131.21	106.01	61,254,000
May	169.79	140.32	18,459,600	124.72	101.95	62,522,000
June	169.09	130.80	22,303,200	122.30	93.83	70,324,900
July	144.20	116.45	25,106,400	104.20	83.15	86,116,000
August	154.65	127.85	18,388,300	111.54	85.02	59,654,800
September	143.45	121.39	19,545,772	104.12	85.68	58,607,522
October	134.43	103.29	26,192,366	94.57	73.89	78,433,543
November 1 – 4	109.96	97.15	5,338,180	78.74	69.55	15,550,444

PRIOR SALES

The following table summarizes our issuances of Common Shares, and securities convertible into or exchangeable for Common Shares, within the 12-month period prior to the date of this Prospectus Supplement.

Date of Issuance	Type of Security	Number of Securities	Issuance / Exercise Price per Security
December 19, 2025	Common Shares (exercise of options)	50,000	$15.27
January 2, 2026	Common Shares (exercise of options)	50,000	$15.27
January 7, 2026	Common Shares (exercise of options)	25,000	$15.27

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires Common Shares as beneficial owner pursuant to the Offering who, at all relevant times, for purposes of the Tax Act, deals at arm’s length with the Company and each of the Agents, is not affiliated with the Company or any of the Agents, and will acquire and hold such Common Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Common Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) a Holder an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) a Holder that is exempt from tax under the Tax Act; (f) a Holder that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Common Shares as those terms are defined in the Tax Act; or (g) a Holder that receives dividends on Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, that is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of purchasing the Common Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Resident Holder (as defined below) who has borrowed money or otherwise incurred debt in connection with the acquisition of Common Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, any specific proposals to amend the Tax Act (the “Tax Proposals”) that have been published in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof and our understanding of the current published administrative policies of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or change in administrative policies of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Currency

For purposes of the Tax Act, all amounts not otherwise expressed in Canadian dollars must be converted into Canadian dollars based on the daily exchange rate quoted by the Bank of Canada for the applicable day or such other exchange rate that is acceptable to the Minister of National Revenue (Canada).

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Common Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” (as defined in the Tax Act) received by an individual from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of taxable dividends designated by the Company as “eligible dividends” (as defined in the Tax Act) in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and will generally be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than on a disposition to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or a capital loss) in the taxation year of the disposition or deemed disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the aggregate of the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition and any reasonable costs of disposition.

For purposes of determining the adjusted cost base to a Resident Holder of each Common Share acquired pursuant to the Offering, the cost of such Common Share will be averaged with the adjusted cost base of all Common Shares (if any) held by the Resident Holder as capital property immediately prior to the acquisition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that taxation year, and one-half of any capital loss realized by a Resident Holder in a taxation year (an “allowable capital loss”) must be deducted against taxable capital gains realized by the Resident Holder in that year, in accordance with the detailed rules of the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and in the circumstances set out in the Tax Act.

A capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such share (or on a share for which such share was substituted) to the extent and in the circumstances set out in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is, or is deemed to be, at any time in the taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains.

Minimum Tax

Taxable capital gains realized and taxable dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada (each, a “Non-Resident Holder”). It does not apply to a Non-Resident Holder (i) that uses or holds, or is deemed to use or hold, Common Shares in connection with, or in the course of carrying on, a business in Canada, or (ii) that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

The following portion of this summary assumes that the Common Shares will not be “taxable Canadian property” (as defined in the Tax Act) to any particular Non-Resident Holder at any time. Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the shares are listed at that time on a designated stock exchange for purposes of the Tax Act (which includes the TSX and NYSE), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length (for purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties”, (c) “timber resource properties”, and (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists, each term as defined in the Tax Act. Pursuant to Tax Proposals released by the Department of Finance (Canada) on July 23, 2026 (the “TCP Proposals”), shares that are listed on a designated stock exchange would be deemed to include an option, an interest or right in such shares, whether or not such shares exist, such that any such options, interests or rights held by a Non-Resident Holder may be included in determining whether such Non-Resident Holder exceeds the 25% threshold described in (i) above. The TCP Proposals are proposed to come into force on Royal Assent. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate on dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder who is the beneficial owner of the dividends and who is resident in the United States for purposes of, and is fully entitled to the benefits of, the Treaty, is generally reduced to 15%. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Common Shares, unless the Common Shares constitute taxable Canadian property of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes material United States federal income tax considerations relating to the acquisition, ownership, and disposition of Common Shares by a U.S. Holder (as defined herein) that acquires the Common Shares and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. This discussion does not address the tax consequences to a U.S. Holder under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a domestic corporation (or other entity taxable as a corporation);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status (including, for example, banks and other financial institutions, insurance companies, brokers and dealers in securities or currencies, traders in securities that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass- through entities and arrangements, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, pension plans, persons that own 10 percent or more of our stock by vote or by value, persons that hold Common Shares as part of a straddle, hedge, conversion or other integrated investment, and persons subject to alternative minimum tax or whose “functional currency” is not the U.S. dollar).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for United States federal income tax purposes) and their partners should consult their own tax advisors.

This discussion addresses only U.S. Holders and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state, and local, and foreign tax consequences of the purchase, ownership, and disposition of Common Shares.

Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in income for a U.S. Holder and subject to United States federal income taxation. Dividends paid to a non-corporate U.S. Holder that constitute qualified dividend income will be taxable at a preferential tax rate applicable to long-term capital gains provided that the U.S. Holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. If we are treated as a PFIC, dividends paid to a U.S. Holder will not be treated as qualified dividend income. If we are not treated as a PFIC, dividends we pay with respect to the Common Shares generally will be qualified dividend income, provided that the holding period requirements are satisfied by the U.S. Holder.

A U.S. Holder must include any Canadian tax withheld from the dividend payment in the gross amount of the dividend even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder receives the dividend, actually or constructively. Because we are not a United States corporation, the dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Canadian tax withheld in accordance with the Treaty and paid over to Canada will be creditable, if the U.S. Holder satisfies certain minimum holding period requirements, or deductible against a U.S. Holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under Canadian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s United States federal income tax liability. Dividends that we distribute generally should constitute “passive category income”, or, in the case of certain U.S. Holders, “general category income” for foreign tax credit limitation purposes. The rules relating to the determination of the foreign tax credit limitation are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent they will be entitled to a credit for Canadian withholding taxes imposed in respect of any dividend we distribute.

To the extent a distribution with respect to Common Shares exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s investment, up to the holder’s adjusted tax basis in its Common Shares, and, thereafter, as capital gain, which is subject to the tax treatment described below under “Gain on Sale, Exchange or Other Taxable Disposition.”

Gain on Sale, Exchange or other Taxable Disposition

Subject to the PFIC rules described below under “Passive Foreign Investment Company Considerations”, a U.S. Holder that sells, exchanges or otherwise disposes of Common Shares in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in the Common Shares. Gain or loss recognized on such a sale, exchange or other disposition of Common Shares generally will be long-term capital gain if the U.S. Holder’s holding period in the Common Shares exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

We do not believe that we should be treated as, and do not expect to become, a PFIC. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status.

If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on, and sales, exchanges and other dispositions of, the Common Shares. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least

50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Excess Distribution Rules

If we were a PFIC with respect to a U.S. Holder, then unless the holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the Common Shares) and (b) any gain realized on the sale or other disposition of the Common Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If we were determined to be a PFIC, this tax treatment for U.S. Holders would apply also to indirect distributions and gains deemed realized by U.S. Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends”.

A U.S. Holder that holds the Common Shares at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such Common Shares as Common Shares in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such Common Shares had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the Common Shares, as described below.

QEF Election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat Common Shares as stock of a “qualified electing fund” or QEF. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

Mark-to-Market Election

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the Common Shares, but this election will be available with respect to the Common Shares only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. In addition, a mark-to-market election generally could not be made with respect to the stock of any of our subsidiaries unless that stock were itself marketable stock, and the election may therefore be of limited benefit to a U.S. Holder that wants to avoid the excess distribution rules described above. Shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC or on a non-US exchange or market that meets certain requirements under the Treasury regulations. Shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which the holder holds (or is deemed to hold) Common Shares and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such Common Shares the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in such Common Shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the Common Shares over the fair market value of such Common Shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such Common Shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in such Common Shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such Common Shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of Common Shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the Common Shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the Common Shares but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

PFIC Reporting Obligations

A U.S. Holder of PFIC Common Shares must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a QEF election or a mark-to-market election with respect to the Common Shares.

Medicare Tax

Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. A United States person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this Medicare tax to its income and gains in respect of any investment in Common Shares.

Information Reporting with Respect to Foreign Financial Assets

Individual U.S. Holders may be subject to certain reporting obligations on IRS Form 8938 (Statement of Specified Foreign Financial Asset) with respect to the Common Shares for any taxable year during which the U.S. Holder’s aggregate value of these and certain other “specified foreign financial assets” exceed a threshold amount that varies with the filing status of the individual. This reporting obligation also applies to domestic entities formed or availed of to hold, directly or indirectly, specified foreign financial assets, including the Common Shares. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so.

U.S. Holders who acquire Common Shares for cash may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, the U.S. Holder owns directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us by the U.S. Holder in exchange for Common Shares, when aggregated with all related transfers under applicable regulations, exceeds US$100,000. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement.

Information Reporting and Backup Withholding

In general, information reporting, on IRS Form 1099, will apply to dividends in respect of Common Shares and the proceeds from the sale, exchange or redemption of Common Shares that are paid to a holder of Common Shares within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a holder of Common Shares fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by McCarthy Tétrault LLP with respect to Canadian legal matters and Covington & Burling LLP with respect to U.S. legal matters, and on behalf of the Agents by Borden Ladner Gervais LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. At the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Cameco are KPMG LLP, River Centre, 500, 475 – 2nd Avenue South, Saskatoon, Saskatchewan S7K 1P4. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. in Canada, and the co-transfer agent and co-registrar for the Common Shares in the U.S. is Computershare Trust Company, N.A.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Company’s directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States but it may be difficult for U.S. investors to effect service within the United States upon the Company or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Company’s Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of the U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company filed with the SEC, concurrently with the U.S. Registration Statement on Form F-10 of which this Prospectus Supplement forms a part, an Appointment of Agent for Service of Process on Form F-X. Under the Form F-X, the Company appointed Cristina Giffin, Power Resources, Inc., Smith Ranch-Highland Operation, 762 Ross Road, Douglas, Wyoming, USA, 82633 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or relating to or concerning this Offering.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Kathryn (Kate) Jackson, a director of the Company, and Sergey Ivanov, P. Geo., a “qualified person” within the meaning of NI 43-101, each reside outside of Canada, and each has appointed Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors or officers, as applicable; (iii) the consent of KPMG LLP; and (iv) the consents of technical experts.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Agents, based on the current provisions of the Tax Act in force as of the date hereof, provided that the Common Shares offered hereby are listed on a designated stock exchange (which currently includes the TSX and the NYSE) or the Company is a “public corporation” other than a “mortgage investment corporation” for purposes of the Tax Act, the Common Shares, if issued on the date hereof, would be, on such date, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, a tax-free savings account (“TFSA”), or a first home savings account (“FHSA”).

Notwithstanding that the Common Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, TFSA, RDSP or FHSA, the annuitant under an RRSP or RRIF, a subscriber of an RESP, or the holder of a TFSA, an RDSP or an FHSA, as the case may be, may be subject to a penalty tax if such Common Shares are “prohibited investments” for the RRSP, RRIF, RESP, TFSA, RDSP or FHSA within the meaning of the Tax Act. The Common Shares will generally not be a “prohibited investment” provided that the annuitant under the RRSP or RRIF, or a subscriber of the RESP, or the holder of the TFSA, the RDSP or the FHSA, as the case may be, deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Common Shares will not be a prohibited investment if such Common Shares are “excluded property” (as defined for purposes of the prohibited investment rules in the Tax Act) for a trust governed by an RRSP, RRIF, RESP, TFSA, RDSP or FHSA.

Prospective investors who intend to hold Common Shares in their RDSP, RESP, RRIF, RRSP, TFSA or FHSA are urged to consult their own tax advisors concerning whether the Common Shares would constitute prohibited investments in their particular circumstances.

STATUTORY EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated November 4, 2026, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, as well as the documents incorporated by reference into this Prospectus Supplement or in the Shelf Prospectus, in relation to any future “at-the-market” distribution. This exemption was granted on the condition that this Prospectus Supplement, together with all documents incorporated by reference therein, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities (except where an exemption from such delivery requirement is available).

This short form base shelf prospectus is filed under Part 9B of National Instrument 44-102 – Shelf Distributions (“NI 44-102”). Cameco Corporation has satisfied the requirements for issuers filing a WKSI base shelf prospectus (as defined in NI 44-102) and for a receipt for this prospectus to be deemed to be issued in all jurisdictions in Canada in which this prospectus has been filed. No regulator or securities regulatory authority has reviewed this prospectus. See “Well-Known Seasoned Issuer”.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cameco Corporation at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 5, 2026

CAMECO CORPORATION

US$3,000,000,000

COMMON SHARES

FIRST PREFERRED SHARES

SECOND PREFERRED SHARES

DEBT SECURITIES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

Cameco Corporation (“Cameco”, “us”, “we” or the “Company”) may from time to time offer common shares of the Company (“Common Shares”), first preferred shares of the Company (“First Preferred Shares”), second preferred shares of the Company (“Second Preferred Shares”), debt securities (“Debt Securities”, which may include Debt Securities convertible into or exchangeable for Common Shares), warrants to purchase Common Shares, First Preferred Shares, Second Preferred Shares or Debt Securities (collectively, “Warrants”), subscription receipts to purchase any of the foregoing securities (“Subscription Receipts”) or units (“Units”) comprised of one or more of the other securities described in this short form prospectus (including any amendments thereto, the “Prospectus”) (all of the foregoing collectively, the “Securities”) or any combination thereof for an aggregate offering price of up to US$3,000,000,000 (or its equivalent in one or more foreign currencies or currency units) during the 37-month period that this Prospectus remains effective (this “Offering”), subject to satisfaction of applicable securities law requirements. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States of America (the “U.S.”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the U.S. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the U.S. and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion in any applicable Prospectus Supplement and consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the U.S., that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of a country other than the U.S., and that all or a substantial portion of the assets of the Company and said persons may be located outside the U.S.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash or other consideration, and any other terms specific to the Common Shares being offered; (ii) in the case of First Preferred Shares and Second Preferred Shares, the designation of the particular class and, if applicable, series, the number of First Preferred Shares or Second Preferred Shares offered, the offering price, whether the First Preferred Shares or Second Preferred Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction and any other terms specific to the First Preferred Shares or Second Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount or any limit on such amount, the currency or currency unit, the maturity, the offering price, whether the Debt Security will bear interest, the interest rate or method of determining the interest rate, the authorized denominations, any terms of redemption or retraction, whether the Debt Securities are being offered for cash, the covenants, the events of default, any conversion or exchange rights, the initial offering price (or the manner of determination thereof if offered on a non-fixed price basis), any terms for subordination of the Debt Securities to other indebtedness, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, First Preferred Shares, Second Preferred Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price and other exercise terms, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, First Preferred Shares, Second Preferred Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other terms specific to the Units being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities covered by that Prospectus Supplement.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CCO” and on the New York Stock Exchange (the “NYSE”) under the symbol “CCJ”. On November 4, 2026, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was $100.07 on the TSX and US$71.68 on the NYSE. Unless otherwise specified in the applicable Prospectus Supplement, the Securities (other than the Common Shares) will not be listed on any securities exchange and there is no market through which the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units, and the extent of issuer regulation.

An investment in the Securities involves risks. Prospective investors in the Securities should carefully read and consider the information contained in, or incorporated by reference in, this Prospectus and the applicable Prospectus Supplement, as such disclosure shall be updated from time to time in the Company’s continuous disclosure documents incorporated by reference herein. See “Risk Factors”.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell Securities to or through underwriters, dealers or remarketing firms purchasing as principals, directly to one or more purchasers or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, remarketing firm or agent, as the case may be, engaged in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Company, any fees, discounts or other compensation payable to underwriters, dealers, remarketing firms or agents, and any other material terms of the plan of distribution. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution”. The Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), at prices determined by reference to the prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), the underwriters, dealers or agents may over-allot or effect transactions intended to maintain, stabilize or otherwise affect the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter, dealer or agent, and no person or company acting jointly or in concert with such underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed or Securities of the same class as the Securities distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Cameco’s head office and registered office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

One of our directors and one of the experts named in this Prospectus reside outside of Canada. See “Agent for Service of Process in Canada”.

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, references to “Cameco”, the “Company”, “we”, “us” and “our” refer to Cameco Corporation and/or, as applicable, one or more or all of its subsidiaries. In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References in this Prospectus and in any Prospectus Supplement to “$” and “dollars” are to Canadian dollars and references to “US$” are to United States dollars, in each case unless otherwise stated.

Each time the Company sells Securities under this Prospectus, we will prepare a Prospectus Supplement containing the specific terms of the offering of such Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below and in any applicable Prospectus Supplement under “Documents Incorporated by Reference”.

We have not authorized anyone to provide you with different or additional information from that contained or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus or any applicable Prospectus Supplement is intended to be accurate as of the date hereof or thereof or the date of such documents incorporated by reference, as applicable, such information may be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus or any applicable Prospectus Supplement and by any subsequently filed amendments. Neither the delivery of this Prospectus or any Prospectus Supplement, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC. Copies of this Prospectus and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200); Attention: Corporate Secretary.

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance with the U.S. Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the MJDS adopted by the U.S. and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the U.S. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements. Our officers, directors and principal shareholders are relying on a conditional exemption from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

You may read any document we file with the securities commissions and other authorities of the provinces and territories of Canada through SEDAR+ and any document we file with or furnish to the SEC at the SEC’s website at www.sec.gov.

We are filing with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a Registration Statement on Form F-10 relating to the Securities being offered hereunder and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Prospectus (and any Prospectus Supplement), including the information incorporated by reference herein, and including certain information about Cameco’s business outlook, objectives, strategies, plans, strategic priorities and results of operations, as well as other statements which are not current statements or historical facts, constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “predict”, “outlook”, “goal”, “target”, “forecast”, “project”, “scheduled”, “proposed”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

Examples of forward-looking information in this Prospectus include, but are not limited to:

•	future development, mining and production plans and expectations for the McArthur River operation, including the timing of development and production from new mining areas;

•	estimates of future production and remaining mine life for the McArthur River operation and packaged production at Key Lake;

•	estimates of operating and capital costs and expenditures for the McArthur River operation and Key Lake;

•	estimates of future economic performance of the McArthur River operation, including net present value and internal rate of return;

•	mineral reserve and mineral resource estimates for the McArthur River operation;

•	estimates of metallurgical recovery, mining recovery, dilution and other mining and production parameters for the McArthur River operation;

•	estimates of future decommissioning and reclamation costs and related financial assurance requirements for McArthur River and Key Lake;

•

plans and expectations regarding infrastructure, development, processing and capital projects at the McArthur River and Key Lake operations, including the timing and extent of the planned production ramp-up and mill processing upgrades at Key Lake;

•	the continuation of the toll milling and other third-party arrangements for processing McArthur River production at Key Lake;

•	expectations regarding exploration and delineation drilling and potential changes to, expansion of or conversion of mineral resources and mineral reserves; and

•	expectations regarding future cash flows, including the ability of operating cash flows to fund estimated capital expenditures.

In addition to this cautionary statement, with respect to forward-looking statements contained in the documents incorporated by reference in this Prospectus, prospective purchasers should refer to “Caution about forward-looking information” and “Caution about forward-looking information relating to our CRA tax dispute” in the AIF (as defined herein), “Caution about forward-looking information” in the Annual MD&A (as defined herein), the footnotes on pages 1, 51, 64 and 85 of the Proxy Circular (as defined herein) and “Caution about forward-looking information” in the Q3 MD&A (as defined herein), as well as to the forward-looking information and statements cautionary sections of any documents incorporated by reference in this Prospectus that are filed after the date hereof.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Cameco’s expectations expressed in or implied by such forward-looking statements and that Cameco’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Cameco cautions you against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus, including the documents incorporated herein by reference, for the purpose of assisting investors and others in understanding Cameco’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Cameco’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus, including the documents incorporated herein by reference, are disclosed in the sections entitled “Risk Factors” herein, “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” starting on pages 5, 111 and 114 of the AIF, respectively, “Material risks” and “Material risks that could cause actual results to differ materially” starting on pages 4 and 43 of the Annual MD&A, respectively, and “Material risks” starting on page 3 of the Q3 MD&A, as such disclosure shall be updated from time to time in Cameco’s continuous disclosure documents incorporated by reference herein.

Examples of material risks that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus include, but are not limited to:

•

actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or geopolitical issues;

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates, tariffs or inflation;

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms;

•	our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency;

•

changing views of governments regarding energy security, national security and/or the pursuit of carbon reduction strategies, or that our view on the role of nuclear power in pursuit of those strategies may prove to be inaccurate;

•	our McArthur River development, mining or production plans may be delayed or may not succeed for any reason;

•

production levels from McArthur River/Key Lake may be reduced for any reason including development delays, slower than anticipated ground freezing, lack of access to adequate skilled labour or delayed commissioning of new equipment;

•

Key Lake mill throughput may not reach or be sustained at planned processing rates for any reason, including unproven sustained performance of mill circuits at higher production rates, equipment availability or operability issues;

•	Orano may elect to terminate, or we may otherwise be unable to continue, the toll milling or other third-party arrangements relied on to process McArthur River production at Key Lake;

•	a major accident at a nuclear power plant;

•

we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the re-licensing of existing plants, and the demand for uranium; and

•	government laws, regulations, policies, or decisions that adversely affect us, including tax, tariffs and trade laws and sanctions on nuclear fuel imports.

Readers are cautioned that the risks referred to above are not the only ones that could affect Cameco. Additional risks and uncertainties not currently known to Cameco or that Cameco currently deems to be immaterial may also have a material adverse effect on Cameco’s financial position, financial performance, cash flows, business or reputation.

Forward-looking statements made in this Prospectus, including the documents incorporated herein by reference, are based on a number of assumptions that Cameco believed were reasonable at the time it made each forward-looking statement. Refer in particular, but without limitation, to the sections entitled “Material assumptions” and “Assumptions” starting on pages 7 and 111 of the AIF, respectively, “Material assumptions” starting on page 5 of the Annual MD&A, and “Material assumptions” starting on page 5 of the Q3 MD&A for a discussion of certain assumptions that Cameco has made in preparing forward-looking statements included or incorporated by reference in this Prospectus.

Examples of material assumptions applicable to the forward-looking statements made in this Prospectus include, but are not limited to:

•	the expected production levels and remaining mine life for the McArthur River operation and the expected packaged production at Key Lake;

•	the expected operating and capital costs, royalties and surcharges for the McArthur River and Key Lake operations;

•	the uranium price and currency exchange rate assumptions used in estimating mineral reserves and mineral resources and in the economic analysis;

•	the assumed mining and metallurgical recovery rates, dilution and other mining and production parameters for the McArthur River operation;

•	the reliability of the mineral reserve and mineral resource estimates for the McArthur River operation and the assumptions upon which they are based;

•	the reliability of the estimated decommissioning and reclamation costs and related financial assurance requirements for McArthur River and Key Lake;

•	our understanding of the geological, hydrological, geotechnical and other conditions at the McArthur River operation;

•	the continuation of existing regulatory requirements and the receipt and maintenance of necessary licences, permits and approvals;

•	the continued availability and operation of the infrastructure required to transport McArthur River production to, and process and package it at, Key Lake;

•	the successful implementation of the development, mining and production plans for the McArthur River operation and the planned infrastructure and processing upgrades at Key Lake; and

•	the continuation of the toll milling arrangement for processing McArthur River production at Key Lake.

The foregoing assumptions, although considered reasonable by Cameco on the day it made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking information and statements are not guarantees of future performance. Cameco cannot assure investors that actual results will be consistent with the forward-looking information and statements. Accordingly, investors should not place undue reliance on forward-looking information and statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this Prospectus and any Prospectus Supplement, as well as any risk factors disclosed in the documents incorporated by reference.

The forward-looking information and statements included in this Prospectus (and any Prospectus Supplement) and the documents incorporated by reference represent our views as of the date of such documents and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we specifically disclaim any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Prospectus and the documents incorporated by reference about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting our security holders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

NOTICE TO U.S. INVESTORS REGARDING MINERAL RESERVES AND RESOURCES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus and any Prospectus Supplement have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a foreign private issuer that files its Annual Report on Form 40-F with the SEC pursuant to the MJDS adopted by the U.S. and Canada, the Company is not required to prepare disclosure on its mineral projects under Regulation S-K 1300 (as defined below) and instead prepares such disclosure in accordance with NI 43-101 and the CIM Definition Standards.

The SEC has adopted mining disclosure rules under Item 1300 of Regulation S-K promulgated under the U.S. Securities Act (“Regulation S-K 1300”). Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Readers are also cautioned that while the SEC will now recognize mineral resource estimates, readers should not assume that all or any part of the mineralization that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined economically or legally. Therefore, readers are also cautioned not to assume that all or any part of “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cameco, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically under the profile of the Company at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

The following documents filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Annual Information Form of Cameco for the year ended December 31, 2025, dated March 19, 2026 (the “AIF”);

(b)

Audited consolidated financial statements of Cameco (the “Consolidated Financial Statements”) as at and for the years ended December 31, 2025 and 2024, and related notes thereto, together with the related management’s report on internal control over financial reporting, and the reports of the independent registered public accounting firm thereon;

(c)	Management’s discussion and analysis of Cameco in respect of the Consolidated Financial Statements (the “Annual MD&A”);

(d)

Unaudited interim consolidated financial statements of Cameco (the “Unaudited Financial Statements”) as at and for the three- and nine-month periods ended September 30, 2026 and 2025, and related notes thereto;

(e)	Management’s discussion and analysis of Cameco in respect of the Unaudited Financial Statements (the “Q3 MD&A”); and

(f)	Management Proxy Circular of Cameco dated April 2, 2026 prepared in connection with the Annual Meeting of Shareholders held on May 7, 2026 (the “Proxy Circular”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions, if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act subsequent to the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus, or in any document incorporated or deemed to be incorporated by reference, shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form being filed by the Company with and, where required, accepted by the applicable Canadian securities regulatory authorities during the term of this Prospectus, and filed with the SEC, the previous annual information form, any material change reports filed by the Company prior to the end of the financial year of the Company in which the new annual information form is filed, any business acquisition reports filed by the Company for acquisitions completed prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed, and any management proxy circulars filed by the Company prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new audited annual financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities regulatory authorities and with the SEC during the term of this Prospectus, the previous annual financial statements and accompanying management’s discussion and analysis and the previous interim financial statements and accompanying management’s discussion and analysis most recently filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions, and with the SEC, during the term of this Prospectus, the previous interim financial statements and accompanying management’s discussion and analysis most recently filed prior to such new interim financial statements and accompanying management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of the Securities under this Prospectus. Upon a new management proxy circular in respect of an annual meeting of shareholders being filed by the Company with the applicable Canadian securities regulatory authorities, and filed with or furnished to the SEC, during the term of this Prospectus, the previously-filed management proxy circular in respect of an annual meeting of shareholders shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities, will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

THE COMPANY

Our operations and investments span the nuclear fuel and reactor life cycles, from exploration and mining, to conversion, enrichment and fuel manufacturing, to plant maintenance and new reactor engineering and design. We have controlling ownership of the world’s largest high-grade uranium mineral reserves, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Our uranium production capacity is among the world’s largest and in 2025, our tier-one production accounted for approximately 15% of estimated world uranium production. We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services, including control of about 18% of world primary conversion capacity. Utilities around the world use our products to generate zero-carbon nuclear electricity.

Our articles of incorporation (“Articles”) contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Description of Share Capital – Restrictions on Ownership and Voting”.

Further particulars with respect to the Company’s business operations and ownership restrictions are contained under the headings “Our business”, “Operations, projects and investments” and “Investor information – Share capital – Ownership and voting restrictions” in the AIF and in the other documents incorporated herein by reference.

The Company’s registered and principal office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

McArthur River/Key Lake

This description is based on the project’s technical report titled “McArthur River Operation, Northern Saskatchewan, Canada”, dated November 4, 2026 (effective September 30, 2026). The report was prepared for us in accordance with NI 43-101 by or under the supervision of Biman P. Bharadwaj, P. Eng., Daley McIntyre, P. Eng., Gregory M. Murdock, P. Eng., Keith Perry, P. Eng., and Alain D. Renaud, P. Geo. The following description has been prepared under the supervision of these qualified persons. Each is a qualified person within the meaning of NI 43-101 but is not independent of us.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the technical report except as such qualifications, assumptions and exclusions may be modified in this Prospectus. We recommend you read the technical report in its entirety to fully understand the project. You can download a copy from SEDAR+ (sedarplus.ca) or from EDGAR (sec.gov). Unless otherwise indicated, scientific and technical information is as of September 30, 2026, mineral and production quantities are on a 100% basis, and dollar amounts are Canadian dollars. Our attributable share is expressly identified.

Business structure

We operate both the McArthur River mine and the Key Lake mill. The McArthur River joint venture (the “MRJV”) is owned by Cameco (69.805%) and Orano Canada Inc. (“Orano”) (30.195%). The Key Lake joint venture is owned by Cameco (83.333%) and Orano (16.667%). A small portion of the reported mineral reserves crosses onto the adjacent Read Lake property, owned by the Read Lake joint venture (the “RLJV”), in which Cameco holds 78.241% and Orano holds 21.759%.

History

1976	• Canadian Kelvin Resources Ltd. and Asamera Oil Corporation Ltd. form an exploration joint venture, which includes the lands that the McArthur River mine is situated on
1977	• Saskatchewan Mining Development Corporation (“SMDC”), one of our predecessor companies, acquires a 50% interest
1980	• McArthur River joint venture is formed • SMDC becomes the operator • Active surface exploration begins • Between 1980 and 1988, SMDC reduces its interest to 43.991%
1988	• Eldorado Resources Limited merges with SMDC to form Cameco • We become the operator • Deposit discovered by surface drilling
1988-1992	• Surface drilling reveals significant mineralization of potentially economic uranium grades, in a 1,700 metre zone at depths of between 500 to 640 metres
1992	• We increase our interest to 53.991%
1993	• Underground exploration program receives government approval – program consists of shaft sinking (completed in 1994) and underground development and drilling
1995	• We increase our interest to 55.844%
1997-1998

•

Federal authorities issue construction licences for McArthur River after reviewing the environmental impact statement, holding public hearings, and receiving approvals from the governments of Canada and Saskatchewan

1998	• We acquire all of the shares of Uranerz Exploration and Mining Ltd. (“UEM”), increasing our interest to 83.766%
1999

•

We sell half of the shares of UEM to Orano, reducing our interest to 69.805%, and increasing Orano’s to 30.195%

•

Federal authorities issue the operating licence and provincial authorities give operating approval, and mining begins in December

2003	• Production is temporarily suspended in April because of a water inflow • Mining resumes in July
2009

•

UEM distributes equally to its shareholders:

– its 27.922% interest in the McArthur River joint venture, giving us a 69.805% direct interest, and Orano a 30.195% direct interest

– its 33.333% interest in the Key Lake joint venture, giving us an 83.333% direct interest, and Orano a 16.667% direct interest

2013	• Federal authorities grant a 10-year renewal of the McArthur River and Key Lake operating licences
2014

•

After a two-week labour disruption, we enter into a four-year collective agreement with unionized employees at McArthur River and Key Lake operations. World record annual underground mine production set at McArthur River.

2017	• We announce our plan to temporarily suspend production at McArthur River and Key Lake in 2018
2018	• We announce the suspension of production at McArthur River and Key Lake for an indeterminate duration
2022	• We announce plans to transition McArthur River and Key Lake from care and maintenance to planned production of 15 million pounds per year (100% basis) by 2024
2023

•

We updated our production plans for McArthur River and Key Lake to achieve production of 18 million pounds per year (100% basis) starting in 2024

•

In October 2023, the Canadian Nuclear Safety Commission (“CNSC”) granted 20-year renewals to the licences for both McArthur River and Key Lake

2024

•

World record for annual packaged production set at Key Lake due to improvements and optimization of the Key Lake mill and the availability of sufficient ore feed supplemented by broken ore inventory. Production from the mine was impacted by availability of mobile equipment, certain workforce skills and an unplanned shutdown to accommodate ventilation repairs in shaft 2

2025

•

Planned packaged production at Key Lake was not achieved due to a shortfall in mine production at McArthur River due to delayed development and ground freezing in new mine areas. The mine’s performance was also impacted by availability of equipment and certain workforce skills

There are no historical mineral resource estimates within the meaning of NI 43-101 to report. Approximately 386 million pounds U₃O₈ have been extracted at McArthur River since 1999 and approximately 383 million pounds have been packaged at Key Lake from the McArthur River operation.

About the McArthur River property

Location and access

The McArthur River mine site is located near Toby Lake, approximately 620 kilometres north of Saskatoon. The mine site is in close proximity to other uranium production operations. The Key Lake mill is 80 kilometres southwest by road and the Cigar Lake mine is 46 kilometres northeast by air. Access to the property is by an all-weather gravel road and by air. Supplies are transported by truck from Saskatoon and elsewhere. There is a 1.6-kilometre unpaved airstrip and an air terminal one kilometre east of the mine site, on the surface lease. Saskatoon, a major population centre south of the McArthur River property, has highway, rail and air links to the rest of North America.

Surface leases

The MRJV acquired the right to use and occupy the lands necessary to mine the deposit under a surface lease agreement with the province of Saskatchewan. The lease covers 1,425 hectares and expires in May 2043. We are required to report annually on the status of the environment, land development and progress on northern employment and business development.

Mineral lease

We hold mineral lease ML 5516 on behalf of the MRJV. It covers 1,338.474 hectares and expires in March 2034, with a right to renew for successive 10-year terms absent a default. The province may terminate it for breach, failure to satisfy obligations under The Crown Minerals Act (Saskatchewan) or associated regulations, or prescribed environmental concerns. Annual rent while in production is $13,384.74.

Mineral claims

The 28 adjoining mineral claims cover 85,908.392 hectares and give exploration rights and the right to convert to a lease if the MRJV remains in good standing. Surface exploration requires additional approval. The mineral claims require annual exploration expenditures of $2,118,417.07. Based on previous work submitted and approved by the Province of Saskatchewan, the mineral claims are in good standing until 2028 or later. Read Lake claim CBS 8927 covers 4,208.418 hectares, requires annual exploration expenditures of $105,210.45 and is in good standing until 2047.

Royalties and other payments

Saskatchewan’s basic royalty is 5% of gross uranium sales, less a resource credit of 0.75%. The profit royalty is 10% on profit up to and including $29.60 per kilogram U₃O₈ (2025 indexed value) and 15% on profit above that amount. Profit is revenue less certain operating, exploration, reclamation and capital costs. Exploration and capital costs are deductible at the producer’s discretion. We also pay a corporate resource surcharge of 3% of the value of resource sales. Royalties are deductible for income tax purposes. Toll milling arrangements are described below.

Environment, social and community factors

The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can sometimes reach above 30°C. The mean daily temperature for the coldest month is below -20°C, and winter daily temperatures can reach below -40°C. The deposit is 40 kilometres inside the eastern margin of the Athabasca Basin in northern Saskatchewan. The topography and environment are typical of the taiga forested lands in the Athabasca Basin.

The closest inhabited community to the operations by road is the village of Pinehouse, approximately 240 kilometres south of the Key Lake site. Employees commute from designated communities by air, and personnel are recruited on a preferential basis from northern Saskatchewan.

Our northern and Indigenous strategy focuses on workforce and business development, community engagement and investment, and environmental stewardship. Engagement for the McArthur River and Key Lake operations focuses on Pinehouse and Kineepik Métis Local, English River First Nation, Patuanak and the Lac La Ronge Indian Band. Collaboration agreements were signed with Pinehouse and Kineepik in 2012, English River First Nation in 2013 and the Lac La Ronge Indian Band in 2017. A participation agreement with Southend and Kinoosao First Nations and Thakotitan Economic Development Corporation, signed in 2014, ended in 2024 and is in the process of being renewed. The absence of this agreement does not affect continued operations or planned activities. We have also established a preferred northern contractor framework that provides preference to majority-owned Indigenous businesses.

Geological setting

The deposit is approximately 40 kilometres west of the eastern margin of the Athabasca Basin in northern Saskatchewan, within the southwest part of the Churchill structural province of the Canadian Shield. The deposit is located at or near the unconformity contact between the Athabasca Group sandstones and underlying metasedimentary rocks of the Wollaston Domain.

The deposit is similar to other Athabasca Basin deposits but is distinguished by its very high grade and overall size. Unlike Cigar Lake, there is no development of extensive hydrothermal clay alteration in the sandstone above the uranium mineralization and the deposit is relatively simple geochemically with negligible amounts of other metals.

McArthur River’s geological setting is similar to the Cigar Lake deposit in that the sandstone that overlies the deposit and basement rocks contains large volumes of water at significant pressure.

Mineralization

Mineralization is controlled by the northeast-southwest trending P2 reverse fault, which dips 40 to 65 degrees to the southeast and has thrust a wedge of basement rock into the overlying sandstone with a vertical displacement exceeding 80 metres at the northeast end of the deposit and decreasing to 60 metres at the southwest end. Surface drilling delineated mineralization over approximately 2,700 metres at depths of 500 to 640 metres. Underground drilling has covered approximately 2,300 metres.

The deposit consists of nine mineralized areas with delineated mineral resources and/or reserves: Zones 1, 2, 3, 4, 4 South, A, B, McA North 1 and McA North 2. These and three under-explored mineralized showings, known as McA North 3, McA North 4 and McA South 1, as well as other mineralized occurrences have been identified over a strike length of approximately 2,700 metres. The main part of the mineralization, generally at the upper part of the basement wedge, averages 12.7 metres in width and has a vertical extent ranging between 50 metres and 120 metres.

The deposit has two distinct styles of mineralization:

•	high-grade mineralization at the unconformity near the P2 reverse fault and within both sandstone and basement rocks; and

•	fracture controlled and vein-type mineralization that occurs in the sandstone away from the unconformity and within the basement quartzite.

The high-grade mineralization along the unconformity constitutes most of the mineralization within the McArthur River deposit. Mineralization occurs across a zone of strongly altered basement rocks and sandstone across both the unconformity and the P2 structure. Mineralization is generally within 15 metres of the basement/sandstone contact with the exception of Zone 2.

Uranium oxide in the form of uraninite and pitchblende (+/- coffinite) occurs as disseminated grains in aggregates ranging in size from millimetres to decimetres, and as massive mineralization up to several metres thick.

Geochemically, the deposit does not contain any significant quantities of the elements nickel, copper, cobalt, lead, zinc, molybdenum, and arsenic that are present in other unconformity-related Athabasca uranium deposits although locally elevated quantities of these elements have been observed in Zone B.

Deposit type

McArthur River is an unconformity-related uranium deposit. Deposits of this type are believed to have formed through an oxidation-reduction reaction at a contact where oxygenated fluids met with reducing fluids. The geological model was confirmed by surface drilling, underground drilling, development, and production activities.

About the McArthur River operation

McArthur River is fully developed with sufficient surface rights to meet its planned mining operation needs. There are currently three active mine zones and one significantly advanced.

Zone 2 is near completion with 2.1 million pounds of reserves behind freeze walls. Zone 4 has 66.2 million pounds behind freeze walls. The central portion of Zone 4 requires mass freezing for both development and production mining due to the presence of massive clay and highly fractured rock. Zone 1 began production in June 2026 and has 46.4 million pounds of mineral reserves behind freeze walls. Full development of Zone 1 is expected to be complete in 2027. Zone 4 South has 57.5 million pounds of mineral reserves and is expected to enter production in late 2029. Its upper freeze cap is activated and freezing; most lower freeze drift development is complete and freeze drilling is in progress.

Permits

The CNSC mine operating licence expires October 31, 2043. The Saskatchewan Ministry of Environment (the “SMOE”) Approval to Operate Pollutant Control Facilities expires June 30, 2028. The Water Rights Licence and Approval to Operate Works, last amended in 2011, is valid for an undefined term. The CNSC licence permits up to 25 million pounds U₃O₈ produced annually.

Infrastructure, water, power and heat

The site includes one full-service and two ventilation shafts, an airstrip and terminal, camp, administration and maintenance buildings, warehouses, freeze plants, a concrete batch plant, slurry load-out, waste storage, water containment and treatment, a freshwater pump house, substations and backup generators. Approximately 24,500 metres of lateral development is required over the remaining mine life. A planned camp expansion will add 74 rooms in 2027, increasing capacity to 643 rooms. Power demand is expected to increase from 19.5 megawatts to a future peak of approximately 25 megawatts. Some grid upgrades by SaskPower remain subject to approval and completion.

Toby Lake, which is nearby and easy to access, has enough water to satisfy all surface water requirements. Collection of groundwater that naturally enters our shafts is sufficient to meet all underground process water requirements and supplements the surface industrial water supply. The site is connected to the provincial power grid, and it has backup generators in case there is an interruption in grid power.

McArthur River operates year-round. During the winter, the fresh air necessary to ventilate the underground workings is heated using propane-fired burners.

Employees

Employees are recruited with preference given to northern Saskatchewan residents. A new collective agreement with United Steelworkers Local 8914 was reached in April 2026 for a three-year term expiring December 2028.

Mining methods and techniques

The McArthur River deposit presents unique challenges that are not typical of traditional hard or soft rock mines. These challenges are the result of mining in or near high pressure ground water in challenging ground conditions with significant radiation concerns due to the high-grade uranium mineralization. We take significant steps and precautions to reduce the risks. Mine designs and mining methods are selected based on their ability to mitigate hydrological, radiological, and geotechnical risks. Operational experience gained since the start of production has resulted in a significant reduction in risk. However, there is no guarantee that our efforts to mitigate risk will be successful.

All the mineralized areas discovered to date at McArthur River are in, or partially in, water-bearing ground with significant pressure at mining depths.

There are three approved mining methods at McArthur River, raisebore mining, blasthole stope mining and boxhole mining. However, only raisebore and blasthole stope mining remain in use. Before we begin mining an area, we freeze the ground around it by circulating chilled brine through freeze holes to form an impermeable frozen barrier.

Blasthole stope mining was approved by the CNSC as an extraction method in November 2013 and is the main extraction method planned for future production. Drift access is done above and below the ore in waste, and the stopes are typically not daylighted into the drifts. Recovery of the ore is done through a small slot raise. It is planned in areas where blastholes can be accurately drilled and small stable stopes excavated without jeopardizing the freeze wall integrity. The use of this method has allowed the site to improve operating costs by increasing overall extraction efficiency by reducing underground development, concrete consumption, mineralized waste generation and improving extraction cycle time.

Raisebore mining is an innovative non-entry approach that we adapted to meet the unique challenges at McArthur River, and it has been used since mining began in 1999. This method is favoured for mining the weaker rock mass areas where mechanical excavation and smaller excavations are preferable to blasthole stoping. Like blasthole stope mining, drift access is done above and below the ore in waste.

Initial processing, waste rock and water management

McArthur River produces two product streams, high-grade slurry and low-grade mineralized rock. Both product streams are shipped to the Key Lake mill to produce uranium ore concentrate.

The high-grade material is ground and thickened into a slurry underground and then pumped to surface. The material is then thickened and blended for grade control and shipped to Key Lake in slurry transport trucks.

The low-grade mineralized material is hoisted to surface and shipped as a dry product to Key Lake using covered haul trucks.

McArthur River does not have a tailings management facility (“TMF”), as mineralized material destined for milling and processing is shipped to Key Lake.

At the McArthur River Operation, mined rock from underground activities is classified in the following categories:

•	clean waste (used as site aggregate);

•	potentially acid-generating waste (stored on lined pads and used as concrete and backfill aggregate);

•	low-grade mineralized material (temporarily stored on lined pads until trucked to Key Lake); and

•	high-grade mineralized material (ground into slurry, temporarily stored in air-agitated pachucas until trucked to Key Lake).

There have been two notable water inflow incidents at the McArthur River mine. These two inflows have strongly influenced our mine design, inflow risk mitigation and inflow preparedness:

Bay 12 Inflow: Production was suspended on April 6, 2003, as increased water inflow due to a rock fall in a new development area (Bay 12 located just above the 530-metre level) began to flood the lower portions of the mine, including the underground grinding circuit area. Additional dewatering capacity was installed, and the flooded areas were dewatered and repaired. We resumed mining in July 2003 and sealed off the excess water inflow in July 2004.

590-7820N Inflow: In November 2008, there was a small water inflow in the lower Zone 4 development area on the 590-metre level. It did not impact production but did delay local development for approximately one year. In January 2010, the inflow was sealed off and local development was resumed.

Our standard for this mine is to secure pumping capacity of at least one and a half times the estimated reasonable worst case sustained inflow. We review our dewatering system and requirements at least once a year and before we begin work on any new zone. As our mine plan is advanced, our dewatering system will be expanded to handle water from the new mine areas. We believe we have sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum sustained inflow.

Production

The schedule assumes a ramp up of annual production to 22 million pounds U₃O₈ annually by 2030, after which an average production level of 22 million pounds is maintained. Mill production will closely follow mine production. Actual annual production is expected to vary between 18 million and 25 million pounds, depending on contract commitments, mining cycles, non-routine maintenance timing and unplanned events. Remaining mine life is approximately 17 years at the assumed scheduled rates and current reserves.

Approximately 354 million pounds of further packaged production is forecast. Actual year-to-date mined and packaged production to September 30, 2026 was 10.5 million and 9.9 million pounds, respectively.

Achieving the assumed production schedule depends on improvements in long-hole drilling and blasting, concrete delivery, lateral development, freeze drilling and ventilation management. Plant and system availability assumptions are considered reasonable but could not be validated. At higher production rates, plant and system availability becomes more critical, and production constraints may occur if actual availability is less than what was assumed.

Key Lake mill

Location and access

The Key Lake mill is located in northern Saskatchewan, 570 kilometres north of Saskatoon. The site is 9 kilometres long and 5 kilometres wide and is connected to McArthur River by an 80-kilometre all-weather road. There is a 1.6-kilometre unpaved airstrip and an air terminal on the east edge of the site.

Permits

We need three key permits to operate the Key Lake mill:

•	Uranium Mill Licence – renewed in October 2023 and expires in October 2043 (from the CNSC);

•	Approval to Operate Pollutant Control Facilities – renewed in 2021 and expires on November 30, 2029 (from the SMOE); and

•	Water Rights License to Use Ground Water and Approval to Operate Works – last amended in 2008 and valid until April 1, 2032.

The CNSC Uranium Mill licence and its associated licencing basis authorizes the Key Lake mill to produce up to 25.0 million pounds (100% basis) per year as identified in the current licence conditions handbook.

Supply

All McArthur River ore, including our share, is milled at Key Lake. We do not have a formal toll milling agreement with the Key Lake joint venture.

In June 1999, the Key Lake joint venture (Cameco and UEM) entered a toll milling agreement with Orano to process their total share of McArthur River ore. The terms of the agreement (as amended in January 2001) include processing material at cost, plus a toll milling fee, and that the Key Lake joint venture owners are responsible for decommissioning the Key Lake mill and for certain capital costs, including the cost of any tailings management associated with milling Orano’s share of McArthur River ore.

With the UEM distribution in 2009 (see “History” above), we made the following changes to the agreement:

The fees and expenses related to Orano’s pro-rata share of ore produced just before the UEM distribution (16.234% – the first ore stream) have not changed. Orano is not responsible for any capital or decommissioning costs related to the first ore stream.

The fees and expenses related to Orano’s pro-rata share of ore produced as a result of the UEM distribution (an additional 13.961% – the second ore stream) have not changed. Orano’s responsibility for capital and decommissioning costs related to the second ore stream are, however, as a Key Lake joint venture owner under the original agreement.

The agreement was amended again in 2011 and now requires the milling of the first ore stream at Key Lake until May 31, 2028, when Orano may elect to terminate the agreement for that stream and arrange alternative milling. If Orano does not terminate, the agreement continues for that stream. The agreement also requires milling of the second ore stream at the Key Lake mill for the entire life of the McArthur River project.

Processing and upgrades

McArthur River low-grade mineralization, together with legacy mineralized waste blend material from the original Key Lake Deilmann and Gaertner mining operations, is ground and thickened at Key Lake and blended with McArthur River high-grade slurry to produce a controlled mill feed, typically between 4% and 6% U₃O₈. All uranium processing (leaching through to calcined uranium ore concentrate packaging) and tailings disposal occur at Key Lake.

The mill includes ore receiving, grinding and blending, reverse osmosis, leaching and counter-current decantation, solvent extraction, precipitation, calcining, packaging, ammonium sulphate, bulk neutralization, tailings and utility facilities. Upgrades include an additional leaching tank, thickener enhancements, higher-capacity calcination and ammonium sulphate crystallization systems, additional ammonia vaporization capacity, redundant tailings pumping, and upgrades to utilities, electrical systems, and process controls. Projects are planned to be completed progressively through 2027.

Recovery and metallurgical testing

The McArthur River ore processing flowsheet was largely based on the use of conventional mineral processing equipment, with targeted testwork undertaken to confirm design assumptions and adapt technology for the mine’s unique high-grade ore. Because external laboratories could not accept radioactive feed, simulated ore materials were used extensively in off-site testing. Subsequent work supported grinding classification conversion from screens to hydrocyclones in 2009.

Key Lake laboratory testing confirmed suitability of the Key Lake process for McArthur River ore with limited modifications. Solvent extraction chemistry adjustments that increased uranium loading were implemented in early 2000 and water treatment optimization was completed in 2009. Estimated mill recovery is 99.2%. A mill throughput test demonstrated operation of the leaching, CCD, and SX circuits at throughput rates equivalent to an annualized production rate of approximately 25 million pounds U₃O₈ per year. The test indicated that the front-end circuits could operate at the required throughput over the approximately seven-day test period without fundamental modifications to the process flowsheet; however, sustained annual performance at this production rate has not been demonstrated. Long-term operability and equipment availability remain risks. Mineralogical and metallurgical analysis of future areas is recommended to validate metallurgical and environmental assumptions.

Waste rock, effluent and tailings

There are five rock stockpiles at the Key Lake site:

•	Three contain non-mineralized waste rock. These will be decommissioned when the site is closed.

•	Two contain low-grade mineralized material. These are used to reduce the grade of McArthur River ore slurry before it enters the mill circuits to maintain a nominal 5% U₃O₈ ore feed grade.

There are two TMFs at the Key Lake site:

•

An above-ground impoundment facility, where tailings are stored within compacted till embankments. We have not deposited tailings here since 1996, and continue to utilize the facility for disposal of radiologically contaminated industrial materials.

•	The Deilmann open pit, which was mined out in the 1990s. Tailings from processing McArthur River ore are deposited in the Deilmann in-pit TMF.

Beginning in July 2001, periodic sloughing of the pit walls in the western portion of the Deilmann TMF was experienced. We implemented a long-term stabilization plan, with the final phase completed in 2019. Based upon the current licence conditions, tailings capacity is sufficient to mill all the known McArthur River mineral reserves with excess capacity to accommodate conversion of mineral resources and possible future toll-milling opportunities.

Decommissioning and financial assurances

Preliminary decommissioning plans and cost estimates describe conceptual reclamation under a “decommission tomorrow” scenario. They are updated every five years and subject to federal and provincial review. Current plans consider facilities and ore and water management through 2028. The current preliminary decommissioning plans and cost estimate, including the updated financial assurance requirements for McArthur River and Key Lake, have been approved by the SMOE and CNSC. Financial assurance of $51.4 million for McArthur River is in place with the SMOE. For Key Lake, Cameco expects to increase the financial assurance to bring the total amount to $276.9 million, based on the recent approval by the SMOE and CNSC, by the end of 2026 as required. Financial assurance for both operations is provided in the form of irrevocable standby letters of credit and/or surety bonds.

Liabilities include underground workings and shafts, surface facilities and potential contaminated soils, waste rock and tailings, and water management. Costs depend on waste geochemistry and stability, contaminant limits, treatment duration, monitoring and licensing requirements and financial assumptions. Final detailed plans require approval and actual liabilities and costs may differ significantly.

Exploration, drilling, sampling, data quality and estimates

Exploration

Non-drilling exploration includes airborne and ground electromagnetic, magnetic, gravity and resistivity surveys, lake sediment and water sampling, soil-gas surveys, boulder prospecting, seismic work and elevation surveys, used to identify and refine trends and targets. Recent work included geophysics in 2023 and 2024 and boulder prospecting and sampling in 2025. Since 2016, exploration has increasingly focused on the northern portion of the property. McA South 1, McA North 3 and McA North 4 remain principal expansion targets.

Drilling

As of September 30, 2026, 197 surface holes totaling over 121,000 metres tested the P2 structure at intervals of 300 metres or less for approximately 5.0 kilometres northeast and 6.4 kilometres southwest of the mine. Since 1994, over 1,500 underground holes totaling over 141,000 metres covered approximately 2,300 metres of overall strike length, with detailed delineation over approximately 1,800 metres at average target spacing of 10 metres. Over 8,500 additional holes totaling over 471,000 metres provided geotechnical, probe-and-grout, service, drainage, production and freezing information.

Estimates use approximately 50 mineralized surface holes, 1,227 mineralized underground holes and blastholes and 26 mineralized freeze or dewatering holes. Zone B drilling supported the addition of 5.8 million pounds of proven reserves attributable to Cameco. Ongoing Zone A drilling program results are not reflected in reported resources. Further delineation drilling is required for Zone A, McA South 1, McA North 3 and McA North 4.

Sampling, analysis and data verification

Surface holes were generally drilled on sections spaced between 50 and 200 metres with 12 to 25 metres between holes on a section when necessary. Drilled depths average 670 metres.

The orientation of mineralization is variable but, in general, vertical holes intersect mineralization at angles of 25 to 45 degrees, resulting in true widths being 40 to 70% of the intersected width. Angled holes usually intercept mineralization closer to perpendicular, giving intercepts that are closer to true width.

Any stratigraphy exhibiting noteworthy alteration, structures or radiometric anomalies is split and sampled.

Given that the vast majority of the deposit has been delineated from underground, few surface holes are used for mineral resource and reserve estimation purposes.

Underground drilling is generally planned to provide close to true thicknesses results. All underground exploration holes are core drilled and gamma probed whenever possible. McArthur River uses a high-flux gamma probe designed and constructed by alphaNUCLEAR, a member of the Cameco group of companies. This high-flux gamma probe utilizes two Geiger Müller tubes to detect the amount of gamma radiation emanating from the surroundings. The count rate obtained from the high-flux probe is compared against chemical assay results to establish a correlation to convert corrected probe count rates into equivalent % U₃O₈ grades for use when assay results are unavailable.

The consistency between probe data and chemical assays demonstrates that secular equilibrium exists within the deposit. A small portion of the data used to estimate mineral resources is obtained from assays, and in these cases, the core depth is validated by comparing the downhole gamma survey results with a hand-held scintillometer on core before it is logged, photographed, and then sampled for uranium analysis. Attempts are made to avoid having samples cross geological boundaries.

When sampled, the entire core from each sample interval is taken for assay or other measurements to characterize the physical and geochemical properties of the deposit. Core recovery throughout the deposit has generally been very good. However, in areas of poor core recovery, uranium grade determination is generally based on radiometric probe results.

The typical sample collection process at our operations is performed by or under the supervision of a qualified geoscientist and includes the following procedures:

Whole-core samples are generally collected at nominal 0.5-metre intervals, ranging from 0.1 to 1.0 metre depending on boundaries and purpose. This reduces the potential for sampling bias and radiation exposure during the sampling process.

Current sampling protocols dictate that all samples are collected and prepared in a restricted core processing facility. The core samples are collected and transferred from the core boxes to high-strength plastic sample bags, then sealed. The sealed bags are then placed in steel drums and shipped in compliance with the Transport of Dangerous Goods Regulations with tamper- resistant security seals. Chain of custody documentation is present from inserting samples into steel drums to the final delivery of results by the Saskatchewan Research Council Geoanalytical Laboratories (“SRCGL”).

All samples collected are prepared and analysed under the close supervision of qualified personnel at SRCGL, which is a restricted access laboratory licensed by the CNSC.

Drill core assay sample preparation is performed at SRCGL’s main laboratory, which is independent of the participants of the MRJV. It involves jaw crushing to 80% passing at less than two millimetres and splitting out a 100- to 200-gram sub-sample using a riffle splitter. The sub-sample is pulverized to 90% at less than 106 microns using a puck and ring grinding mill. The pulp is then transferred to a bar coded plastic snap top vial. Assaying by SRCGL involves digesting an aliquot of pulp in concentrated 3:1 HCl:HNO3, on a hot plate for approximately one hour. The volume is then made up in a 100-millilitre volumetric flask using deionized water prior to analysis by ICP-OES. Instruments used in the analysis are calibrated using certified commercial solutions. This method is ISO/IEC 17025:2017 accredited by the Standards Council of Canada.

SRCGL is independent of MRJV participants. Its uranium method is accredited to ISO/IEC 17025:2017. Controls include standards, duplicates, blanks and repeats. Failed samples are re-analysed. Probes are checked against a known source, duplicate runs and chemical assays. A centralized database receives laboratory results directly. Verification includes review of original logs, certificates and probing files, confirmation of collars and deviations, review of photographs, interval and range checks, and comparison of radiometric grades, assays and core radioactivity.

The qualified person responsible for the geological information either personally verified or directly supervised geology-related verification and attended internal peer reviews. As an operating mine, modifying factors used in the reserve estimates are validated and reviewed by the qualified persons based on actual production results. They include mining recovery and mining dilution assumptions, verified through post-mining reviews using excavation surveys against planned mining excavations, and processing recovery assumptions. The qualified persons responsible for resources and reserves consider the data valid for estimation.

Mineral resource and mineral reserve estimates

Estimates are effective September 30, 2026 and use the CIM Definition Standards. Mineral resources exclude mineral reserves. Quantities are on a 100% basis, with Cameco’s share identified separately. Totals may not add due to rounding.

Summary of mineral resources

Category	Total tonnes (x 1,000)	Grade % U3O8	Total M lb U3O8	Cameco’s share M lb U3O8
Measured	96.5	1.86	4.0	2.8
Indicated	65.4	2.14	3.1	2.2
Total Measured & Indicated	161.9	1.97	7.0	4.9
Inferred	27.0	1.30	0.8	0.5

Notes:

(1)	Cameco reports mineral reserves and mineral resources separately. Reported mineral resources do not include amounts identified as mineral reserves. Totals may not add up due to rounding.
(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)	Cameco’s share is 69.805% of total mineral resources on the McArthur River property. All mineral resources on the RLJV side of the property boundary have been converted to mineral reserves.
(4)

Inferred mineral resources are estimated using limited geological evidence and sampling information. We do not have enough confidence to evaluate their economic viability in a meaningful way. You should not assume that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource, but it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

(5)

Reasonable expectation for eventual economic extraction of the mineral resources is based on a constant dollar average uranium price of $75.00 (US) per pound U3O8 with a $1.00 US = $1.25 (Cdn) fixed exchange rate, mining and process recoveries, production costs, royalties and mineralized area tonnage, grade, and spatial continuity considerations.

(6)	Mineral resources are estimated using a minimum mineralized thickness of 1.0 metre and at a minimum grade of 0.50% U3O8 based on the use of blasthole and raisebore underground mining methods.
(7)	The mineralized lenses have been interpreted from drillhole information on vertical cross-sections or with 3D implicit modelling.
(8)	Mineral resources have been estimated with no allowance for mining dilution and mining recovery.
(9)	Mineral resources were estimated using 3D block models.
(10)	Results from the ongoing Zone A drilling program are not reflected in the above mineral resources. Based on the results to date, we do not expect future changes to be material.
(11)

Outside of factors described in Section 15.4 of the technical report, there are no known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other relevant factors that could materially affect the above estimate of mineral resources.

Summary of mineral reserves

Reserve Category	Total tonnes (x 1,000)	Grade % U3O8	Total M lb U3O8	Cameco’s share M lb U3O8
Proven	2,089.9	6.43	296.3	206.8
Probable	438.0	5.13	49.5	34.6
Total Reserves	2,527.9	6.21	345.8	241.4

Notes:

(1)	Cameco reports mineral reserves and mineral resources separately. Totals may not add up due to rounding.
(2)	Mineral reserves are not adjusted for the estimated metallurgical recovery of 99.2%.
(3)	Key Lake mineralized blend material (Deilmann, Gaertner and cobble ore) are not included in the reserves.
(4)	Cameco’s share of total mineral reserves is 69.805% on the McArthur River property and 78.241% on the Read Lake property.
(5)	The Read Lake portion of mineral reserves (100% basis) is 3,300 tonnes at a grade of 3.39% U3O8 for 0.2 million pounds proven reserves.
(6)

Mineral reserves have been estimated based on the use of raisebore mining with an assumed 97.5% recovery and blasthole stope mining with a 99.0% recovery. Raise and stope shapes have allowances for expected waste (34% average) and backfill (6% average) dilution.

(7)	An average price of $70 (US) per pound of U3O8 was used to estimate the mineral reserves with an exchange rate of $1.00 (US) = $1.28 (Cdn).
(8)

Other than the factors described in Section 15.4 of the technical report, there are no other known mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the above estimate of mineral reserves.

Operating and capital costs and economic analysis

Costs are in constant 2026 dollars and on a 100% MRJV basis unless stated otherwise. Annual tables follow. As of January 1, 2026, remaining capital is estimated at $2.11 billion, including Cameco’s $1.47 billion share, compared with $941 million and $658 million in the 2018 report. Major components are development, freezing, water management, concrete, electrical and other mine capital, mill capital, capacity flexibility and tank and piping upgrades. Increases reflect investments required to refresh aging infrastructure to help ensure reliable and sustainable production, including work required to upgrade the calciner and crystallization circuits at Key Lake. In addition, inflationary increases in contract labour and material costs and the joint venture’s decision to pursue upward flexibility at the mine and mill have impacted the capital costs.

Operating costs average $24.03 per pound over remaining mine life, compared with $14.97 in the 2018 report. Components include administration, mining, processing and corporate overhead. Mine costs cover extraction, processing, pumping, blending and transport. Mill costs cover receiving and processing, precipitation, packaging and tailings. The increase in operating costs is primarily related to increased maintenance costs as a result of aging infrastructure, additional assets and inflationary pressures on contract labour rates and materials. General inflation on labour and input costs as well as an increase in the expected workforce required to safely execute the mine plan also contributed to increased costs. Toll milling revenue has not been included as an offset to operating costs because it is insignificant over the life of the mine.

The economic analysis uses Cameco’s share of production revenue less its share of costs, royalties and surcharges. It excludes potential mining of resources and expenditure to bring them into production. Expected realized prices reflect the report’s assumptions and sales portfolio. Pre-tax net present value (“NPV”) at 8% is $5.86 billion for cash flows from January 1, 2026 forward. Pre-tax internal rate of return (“IRR”), using invested capital through December 31, 2025 and remaining costs, is 11.9%. Payback including actual costs was achieved in 2010 on an undiscounted pre-tax basis. Estimated capital expenditures to the end of the mine life are forecast to be covered by operating cash flow.

Income taxes are excluded because the MRJV is unincorporated and not directly taxed. Cameco’s taxable income combines several operations, making allocation impractical. Cameco is subject to federal and provincial income taxes. The analysis is more sensitive to uranium prices and packaged production than capital or operating costs.

Annual cost and cash-flow tables

Capital and operating costs are total MRJV costs in constant 2026 dollars. The following source tables retain the figures as printed. Totals may not add due to rounding.

Capital costs ($ million)

Capital Costs ($Cdn M)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	Total
McArthur River Mine Development	$59.8	$77.8	$71.2	$81.5	$62.3	$52.5	$42.2	$41.6	$28.2	$26.3	$30.7	$25.0	$11.2	$3.3	$3.1	$3.0	$2.8	$622.3

McArthur River Mine Capital
Freeze infrastructure	29.7	24.5	23.5	24.7	18.7	10.6	14.2	—	—	—	—	—	—	—	—	—	—	145.9
Water management	2.6	8.3	28.5	20.5	0.1	1.0	—	—	—	—	—	—	—	—	—	—	—	61.1
Concrete Supply and Delivery	3.4	2.3	0.8	5.4	19.6	10.0	—	—	—	—	—	—	—	—	—	—	—	41.4
Electrical infrastructure	4.6	7.6	13.6	3.2	0.9	—	—	—	—	—	—	—	—	—	—	—	—	29.9
Other mine capital	66.9	110.3	65.8	26.8	16.8	19.7	29.9	28.2	28.4	27.2	21.7	15.8	10.1	4.8	4.8	—	—	477.3

Total Mine Capital	107.2	153.0	132.2	80.5	56.2	41.3	44.2	28.2	28.4	27.2	21.7	15.8	10.1	4.8	4.8	—	—	755.6

Key Lake Mill Sustaining
Mill Capital	40.0	29.1	30.4	36.6	25.4	8.2	11.1	13.1	16.2	16.0	19.9	16.0	11.8	11.1	7.1	3.7	—	295.7
Mill Capacity Upgrades	164.0	128.7	—	—	—	—	—	—	—	—	—	—	—	0.5	0.5	—	—	293.7
Tank and Piping Upgrades	23.7	15.9	22.7	18.2	13.0	13.0	8.9	6.9	3.9	3.9	0.0	3.9	3.9	—	—	—	—	137.9

Total Mill Capital	227.6	173.7	53.1	54.8	38.4	21.2	20.0	20.0	20.1	19.9	19.9	19.9	15.7	11.6	7.6	3.7	—	727.3

Total Capital Costs	$394.6	$404.4	$256.5	$216.8	$156.9	$115.0	$106.4	$89.7	$76.7	$73.5	$72.3	$60.7	$37.1	$19.6	$15.5	$6.7	$2.8	$2,105.2

Notes:

(1)	Presented as total cost to the McArthur River Joint Venture.
(2)	Mine development includes delineation drilling, mine lateral and vertical development, probe and grout drilling, freeze drilling, and minor support infrastructure.
(3)	Totals may not add up due to rounding.

Operating costs ($ million, except per-pound amounts)

Operating Costs ($Cdn M)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	Total
McArthur River Mining
Site Administration	$66.0	$73.5	$76.7	$76.7	$73.5	$73.2	$72.0	$71.2	$69.4	$69.4	$69.5	$69.4	$66.5	$59.9	$58.4	$44.0	$51.7	$1,141.1
Mining Costs	174.9	183.2	184.7	169.7	162.7	165.5	168.8	163.8	171.5	168.5	162.2	162.6	154.2	148.5	145.7	140.8	128.3	2,755.7
Process	29.6	30.4	32.4	33.7	28.4	29.3	29.6	28.7	29.1	29.1	28.4	28.4	26.9	26.0	26.2	23.7	23.3	483.2
Corporate Overhead	22.7	26.7	25.7	22.6	20.7	19.7	19.5	18.8	18.6	19.0	18.1	17.8	15.1	13.0	11.7	10.0	9.1	308.9

Total Mining Costs	293.2	313.8	319.6	302.8	285.3	287.7	289.9	282.6	288.6	286.0	278.2	278.3	262.8	247.4	242.0	218.5	212.4	4,688.9

Key Lake Milling
Administration	83.4	86.9	82.8	77.0	73.5	72.9	73.5	73.4	72.8	73.1	72.8	72.8	73.2	70.6	69.5	69.6	68.8	1,266.6
Milling Costs	142.9	155.1	158.8	140.4	132.4	131.8	127.7	127.9	127.8	127.7	127.1	127.1	125.3	123.4	121.0	116.7	115.7	2,228.8
Corporate Overhead	27.5	29.8	22.8	21.1	19.0	18.2	18.2	17.9	18.2	17.9	17.9	18.4	17.5	17.5	17.7	17.3	16.1	332.9

Total Milling Costs	253.8	271.7	264.3	238.5	224.9	222.9	219.4	219.2	218.8	218.7	217.8	218.3	215.9	211.5	208.2	203.6	200.7	3,828.3

Total Operating Costs	$547.0	$585.5	$583.9	$541.3	$510.2	$510.6	$509.3	$501.8	$507.5	$504.7	$496.0	$496.6	$478.7	$458.9	$450.2	$422.0	$413.1	$8,517.2

Total Operating Cost per lb U3O8	$38.25	$32.48	$29.92	$25.43	$23.22	$23.24	$23.18	$22.84	$23.10	$22.97	$22.58	$22.61	$21.79	$20.89	$20.49	$21.14	$20.89	$24.03

Notes:

(1)	Presented as total cost to the McArthur River Joint Venture.
(2)	Totals may not add up due to rounding.

Economic analysis: annual cash-flow forecast (Cameco’s share)

Economic Analysis ($Cdn M)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	Total
Production volume (000’s lbs U3O8)	9,982	12,584	13,621	14,861	15,334	15,334	15,334	15,334	15,334	15,334	15,334	15,334	15,334	15,334	15,334	13,938	13,800	247,461
Sales revenue	$899.4	$1,096.9	$1,225.6	$1,368.2	$1,403.1	$1,437.3	$1,446.3	$1,474.0	$1,465.8	$1,458.6	$1,492.2	$1,489.0	$1,483.0	$1,481.7	$1,492.9	$1,376.4	$1,362.8	$23,453.0
Operating costs	381.8	408.7	407.6	377.9	356.1	356.4	355.5	350.3	354.3	352.3	346.2	346.6	334.1	320.3	314.2	294.6	288.3	5,945.4
Capital costs	275.4	282.3	179.1	151.4	109.5	80.3	74.3	62.6	53.5	51.3	50.4	42.4	25.9	13.7	10.8	4.7	2.0	1,469.6
Basic royalty	38.2	46.6	52.1	58.1	59.6	61.1	61.5	62.6	62.3	62.0	63.4	63.3	63.0	63.0	63.4	58.5	57.9	996.8
Resource surcharge	27.0	32.9	36.8	41.0	42.1	43.1	43.4	44.2	44.0	43.8	44.8	44.7	44.5	44.5	44.8	41.3	40.9	703.6
Profit royalty	40.3	52.1	86.1	114.0	128.5	137.9	141.5	148.5	148.0	147.5	153.7	154.3	157.2	160.9	163.9	152.0	151.4	2,237.7
Net pre-tax cash flow	$136.6	$274.3	$463.9	$625.8	$707.3	$758.4	$770.2	$805.7	$803.8	$801.8	$833.6	$837.6	$858.2	$879.4	$895.7	$825.3	$822.3	$12,100.0

Pre-tax NPV (8%) from January 1, 2026		$5,858.0
Pre-tax IRR (%)		11.9%

Notes:

(1)	Production volume does not include recycled product received from the Blind River Refinery and the Port Hope Conversion Facility.
(2)	Expected royalties and annual resource surcharge in this table are on Cameco’s share of production only.
(3)

Cameco reports on a pre-tax basis since it is not practical to allocate a resulting income tax cost to Cameco’s portion of McArthur River as Cameco’s tax expense is a function of several variables, most of which are independent of the investment in McArthur River.

(4)	Totals may not add up due to rounding.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our most recently filed Unaudited Financial Statements as at and for the three- and nine-month periods ended September  30, 2026 and 2025.

USE OF PROCEEDS

Specific information about the use of net proceeds from an offering of Securities will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to an issuance of First Preferred Shares, Second Preferred Shares or Debt Securities pursuant to such Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Common Shares without nominal or par value, of which, at November 4, 2026, 435,532,978 Common Shares were outstanding as fully paid and non-assessable shares; and one Class B Share (the “Class B Share”) which is outstanding as a fully paid and non-assessable share. In addition, as of November 4, 2026, there were stock options outstanding to acquire 39,063 Common Shares pursuant to our stock option plan. Our Articles contain provisions imposing restraints on the issue, transfer and ownership of our voting securities. See “Restrictions on Ownership and Voting” below. The following is a summary of the material provisions attaching to these classes of shares.

Common Shares

Subject to the limitations described below, the holders of our Common Shares are entitled to one vote per Common Share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by our board of directors. The Common Shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of our liquidation, dissolution or winding up or any other distribution of our assets among shareholders for the purpose of winding up our affairs. The holders of our Common Shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under “Restrictions on Ownership and Voting” below, non-residents of Canada who hold Common Shares have the same rights as shareholders as residents of Canada.

Class B Share

The holder of the Class B Share, the Province of Saskatchewan (the “Province”), is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to: (i) amend Part I of Schedule B of the Articles; (ii) amalgamate that would affect an amendment to Part I of Schedule B of the Articles; or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) our registered office and head office operations must be located in the Province, (B) all of our executive officers (vice-chair of the board, chief executive officer, chief operating officer, chief financial officer and president), except for the chair of our board, and substantially all of our senior officers (vice presidents) must be ordinarily resident in the Province, and (C) all annual meetings of our shareholders must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from us for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by us. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of our Common Shares with respect to the distribution of assets in the event of our liquidation, dissolution or winding up. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.

First Preferred Shares

The First Preferred Shares are issuable from time to time in one or more series and our board of directors may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the Common Shares and the Class B Share with respect to the payment of dividends and the distribution of our assets in the event of liquidation, dissolution or winding up and may carry voting rights.

Second Preferred Shares

The Second Preferred Shares are issuable from time to time in one or more series and our board of directors may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the Common Shares and the Class B Share with respect to the payment of dividends and the distribution of our assets in the event of liquidation, dissolution or winding up and may carry voting rights.

Restrictions on Ownership and Voting

Limits on the Holdings of Residents and Non-Residents of Canada

The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada), as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of voting securities. The constraints affect our Common Shares.

Specifically, no resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes that may ordinarily be cast to elect our directors. Similarly, no non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect our directors. Further, the votes attaching to our securities held, beneficially owned or controlled, directly or indirectly, by all non-residents of Canada together, and cast at any meeting of our shareholders will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total number of votes cast by the shareholders at that meeting. We limit the counting of votes cast by non-residents of Canada at our annual shareholder meeting to abide by this restriction, which has resulted in non-residents of Canada receiving less than one vote per share.

Enforcement

In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities, requiring such shareholder to sell or dispose of shares and suspension of all remaining shareholders’ rights.

The provisions allow us to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf. We are precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.

If and when we have reason to believe, whether through shareholder declarations filed with us or our books and records or those of our registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, we have the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending of notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and we have been so advised.

Other Restrictions

The ENL Reorganization Act places certain other restrictions on us, including prohibition against applying for continuance in another jurisdiction and a prohibition against our enacting articles of incorporation or by-laws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on us including a prohibition against our creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that we maintain our registered office and head office operations within the Province.

The Saskatchewan Mining Development Corporation Reorganization Act also requires us to maintain our registered office and head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province.

PLAN OF DISTRIBUTION

The plan of distribution with respect to an offering of Securities under this Prospectus will be described in the Prospectus Supplement for the applicable distribution of Securities.

PRIOR SALES

Prior sales of the Securities, as applicable, will be described in the Prospectus Supplement relating to the specific issuance of Securities.

TRADING PRICE AND VOLUME

Trading prices and volume of the Securities, as applicable, will be described in the Prospectus Supplement relating to the specific issuance of Securities.

RISK FACTORS

Prospective purchasers of Securities should consider carefully the risk factors contained in and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference), the risk factors section contained in the Company’s most recently filed annual information form and the Company’s most recently filed annual management’s discussion and analysis as well as any risk factors discussed in any quarterly management’s discussion and analysis for the current year, and those described in a Prospectus Supplement relating to a specific offering of Securities.

Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

CERTAIN INCOME TAX CONSEQUENCES

Prospective purchasers of Securities may be subject to tax consequences in Canada and abroad in respect of their acquisition, holding and/or disposition of Securities. The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder, including the Canadian income and/or withholding tax consequences applicable to investors who are non-residents of Canada. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to Canadian law in connection with the offering of the Securities will be passed upon on behalf of the Company by McCarthy Tétrault LLP and certain legal matters relating to United States law in connection with the issue and sale of the Securities will be passed upon on behalf of the Company by Covington & Burling LLP. As at the date hereof, partners and associates of McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of any outstanding class of securities of the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States law.

INTERESTS OF EXPERTS

The scientific and technical information relating to the Company’s McArthur River operation described in this Prospectus has been approved by Keith Perry, P. Eng. and/or Daley McIntyre, P. Eng., and such information that is incorporated into this Prospectus by reference as of the date hereof was prepared by or under the supervision of or approved by Biman Bharadwaj, P. Eng., Daley McIntyre, P. Eng., Gregory M. Murdock, P. Eng., Keith Perry, P. Eng., and/or Alain D. Renaud, P. Geo., as described under “The Company – McArthur River/Key Lake”.

The scientific and technical information relating to the Company’s Cigar Lake operation described in this Prospectus has been approved by Kirk Lamont, P. Eng. and such information that is incorporated into this Prospectus by reference as of the date hereof was prepared by or under the supervision of or approved by Biman Bharadwaj, P. Eng., Scott Bishop, P. Eng., Alain D. Renaud, P. Geo., and/or Kirk Lamont, P. Eng., as described in the applicable document incorporated into this Prospectus by reference.

The scientific and technical information relating to the Company’s Inkai operation described in this Prospectus has been approved by C. Scott Bishop, P. Eng., Sergey Ivanov, P. Geo., and/or Alain D. Renaud, P. Geo. and such information was prepared by or under the supervision of or approved by C. Scott Bishop, P. Eng., Sergey Ivanov, P. Geo., and/or Alain D. Renaud, P. Geo., as described in the applicable document incorporated into this Prospectus by reference.

Each of the individuals referenced above is a “qualified person” as such term is defined in NI 43-101 and is an employee of the Company or of one of our associates or affiliates. None of the individuals referenced above received or will receive a direct or indirect interest in our property or in the property of any of our associates or affiliates. As at the date hereof, each of the individuals referenced above beneficially owns, directly or indirectly, less than 1% of any outstanding class of our securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Cameco are KPMG LLP, River Centre, 500, 475 – 2nd Avenue South, Saskatoon, Saskatchewan S7K 1P4. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. in Canada, and the co-transfer agent and co-registrar for the Common Shares in the U.S. is Computershare Trust Company, N.A.

AGENT FOR SERVICE OF PROCESS IN CANADA

Kathryn (Kate) Jackson, a director of the Company, and Sergey Ivanov, P. Geo., a “qualified person” within the meaning of NI 43-101, each reside outside of Canada, and each has appointed Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the U.S. The Company has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Company or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Company or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Company’s Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this Prospectus forms a part, an Appointment of Agent for Service of Process on Form F-X. Under the Form F-X, the Company appointed Cristina Giffin, Power Resources, Inc., Smith Ranch-Highland Operation, 762 Ross Road, Douglas, Wyoming, USA, 82633 as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or relating to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to in “Documents Incorporated by Reference”; the consent of the auditors; the consents of the applicable engineers and geologists; the Trust Indenture, dated as of May 22, 2012, between Cameco and The Bank of New York Mellon, as trustee; the statement of eligibility of The Bank of New York Mellon, as trustee, on Form T-1; and powers of attorney of the directors and officers of the Company. A copy of the form of any warrant indenture, subscription receipt agreement, or supplemental debt indenture, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

WELL-KNOWN SEASONED ISSUER

This Prospectus constitutes a “WKSI base shelf prospectus” (as defined in NI 44-102) and has been filed by the Company under Part 9B of NI 44-102. Pursuant to Part 9B of NI 44-102, certain “eligible issuers” that are “well-known seasoned issuers” and certain other “eligible issuers” are permitted to file a WKSI base shelf prospectus and, subject to the satisfaction of certain conditions, a receipt will be deemed to be issued by the applicable securities regulatory authorities for such WKSI base shelf prospectus immediately upon filing, without review by such applicable securities regulatory authorities or the requirement to file and obtain a receipt for a preliminary short form base shelf prospectus. WKSI base shelf prospectuses are also exempt from certain disclosure requirements under NI 44-102 that would otherwise apply to a final short form base shelf prospectus. The Company has determined that it qualifies as a “well-known seasoned issuer” pursuant to NI 44-102 because, as of November 4, 2026, the last trading day prior to the date of this Prospectus, it had “qualifying public equity” as defined in NI 44-102 of approximately $49,644,860,679, which exceeds the threshold amount referred to in subparagraph (a)(i) of the definition of “well-known seasoned issuer” in Part 9B of NI 44-102. The Company has determined that it does not qualify as a “well-known seasoned issuer” under the U.S. securities laws.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated November 4, 2026, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.